Pulaski Financial Corp.


PULASKI
BANK

Annual Report 02

1922
2002

building value through growth

FINANCIAL HIGHLIGHTS

	2002	% Change	2001
Total assets	$ 369,247	28 %	$ 288,784
Deposits	201,270	6 %	189,710
Net Interest income	10,046	15 %	8,704
Non-interest income	7,223	25 %	5,762
Loan originations	907,205	78 %	509,213
Net income	4,186	33 %	3,146
Net income per common share - Diluted	1.47	37 %	1.07

(in thousands, except per share amounts)



400,000
300,000
200,000
100,000
$ -
98
99
00
01
02

TOTAL ASSETS



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
$ -
98
99
00
01
02

NON-INTEREST INCOME



5,000
4,000
3,000
2,000
1,000
$ -
98
99
00
01
02

NET INCOME

Safe Harbor Statement

Statements in this annual report, which are not historical facts, are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, which contain the words "expects", "intends" and words of similar import, are subject to numerous risks and uncertainties disclosed from time to time in documents the Company files with the Securities and Exchange Commission, which could cause actual results to differ materially from the results currently anticipated. Undue reliance should not be placed on such forward-looking statements.



William A. Donius
Chairman of the Board,
President and Chief Executive Officer

Building Value Through Growth

Fellow Shareholders-

Record Year.

Your Company achieved record performance in nearly every respect during its 80th year of business. We set forth in December of 1998, in conjunction with our public stock offering, to transform ourselves into a dynamic, growth-oriented retail bank. I am pleased to report to you that we are making good on that promise. We have attained growth in core earnings in each of the past four years. Highlights this year include a 25% increase in non-interest income, fueled principally by a 40% increase in mortgage revenues and a 32% increase in retail banking fee income. Strong growth in these areas boosted earnings per share 37% above last year.

The stock market rewarded us with a significant share price appreciation of approximately 19% that was somewhat less than the 37% gain in earnings per share. The company remains on solid financial footing with approximately 9% capital, putting us in good stead should a more difficult economic environment develop in the near term. In addition, since our portfolio of loans is comprised almost entirely of single-family residential mortgages, our inherent risk is less than most financial companies should the economy weaken.

Focus.

The St. Louis marketplace has seen a great deal of consolidation over the past several years with large, out of state banks dominating the banking scene. We believe that fewer small and local retail banks competing for the retail banking relationship will translate into an increasingly important advantage for us. Pulaski is the only banking institution entirely focused on serving the needs of the retail consumer in our marketplace, creating an important competitive marketing advantage. We have developed a reputation over the past 80 years of providing excellent customer service. We plan to build on these past successes in the customer service arena as we move forward into our 81st year.



We are now positioned as a retail-driven, consumer bank...

Strategy.

Our focus on generating non-interest income, a strategic move made several years ago to become less reliant on interest rate swings, is paying off. We are now positioned as a retail-driven, consumer bank with four principal products: mortgage loans, home equity lines, checking accounts and money market accounts.

In today's increasingly competitive marketplace, each of these products must be "best in class" for us to be successful. I believe Pulaski will continue to be a leader in providing these products and services to the St. Louis consumer.

Mortgage Originations.

We remain focused on becoming a large-scale, large-volume mortgage loan originator. With the majority of these loans sold into the secondary market, we forego the servicing of these loans in exchange for picking up the additional non-interest income. This practice has proved to be a good one, as we have experienced multiple refinance periods over the past several years, supporting our decision to primarily originate, and not service, these mortgage loans. We continue to carefully select the loans we will retain based on stringent risk-reward factors.

As an added benefit to our mortgage origination strategy, we have been able to concentrate on building our team of mortgage loan officers so that we can continue to expand our sales production.

Home Equity Lines Of Credit.

Home Equity Lines of Credit are important to our strategy as they fit so well with first mortgage loan originations. By selling equity lines of credit to select customers at the time of the first mortgage application, we essentially originate two loans for the price of one. This reduces costs and improves our efficiency. Customers have responded favorably by taking the product more than half of the time when offered. Equally important, we offer home equity lines of credit to only the most credit-worthy customers. This portfolio has performed very well over the year.

Moreover, we view this product as relationship building, since customers maintain a high degree of involvement. Home equity lines are appealing because they adjust with the prime rate and generally carry a higher yield than first mortgage loans. The re-pricing characteristic of this asset has helped to improve our balance sheet.



Checking Accounts.

Checking accounts are the cornerstone relationship account in retail banking. We continually strive to expand the core deposits of the Company by adding customer relationships with this product. The strategic payoff is an increasing number of customer households that we can target for our other banking services as well as an increase in the fee income derived from checking accounts.

Money Market Accounts.

Money Market accounts are a natural offering for a bank focused on serving the needs of the consumer. The product fits especially well for us as we have a need to take in increasingly larger deposits to fund the increasing balance of our Home Equity Line product. The net result is that we have shortened the re-pricing period of this liability to match the fast re-pricing nature of the home equity product. Interest rate changes affect both products essentially evenly.

Growth.

2002 represented another solid year of growth. Mortgage revenues increased by 40% and the refinance period during the year validated our strategic focus on mortgage loan originations. We avoided the headaches experienced by large mortgage servicers and portfolio lenders who were confronted with substantial payoffs that reduced their portfolios. By continuing to recruit and retain the best residential loan officers in the area, we finished calendar 2001 as the second largest mortgage lender in St. Louis, despite being a relatively small community bank. We continue to build strong relationships with local real estate agents and builders who, in-turn, refer new business. We were careful not to let our focus shift to refinancing customers at the expense of those looking to purchase new homes.

We accomplished strong growth on the retail-banking front as revenues increased 32% in this sector over last year. We continue to win over additional checking account households in our market, which allows us to expand our customer base and ultimately results in higher income. In fact, we saw demand deposit account balances increase 18% over the past year. Checking accounts are not only a source of retail banking income but also help lower funding costs, thereby allowing for greater interest rate spreads. Core customer deposit accounts currently make up 48% of our deposit mix, replacing the previous heavier emphasis on time deposits (certificates of deposit).

Our Home Equity portfolio grew 94% to $55.4 million from $28.6 million in outstanding balances last year. This asset continues to replace the consumer loan portfolio, which we have de-emphasized and allowed to diminish. The home equity product line, a prime-adjusting asset with a single-family residence as collateral, is a better asset.

Our improved balance sheet allowed us to earn 15% more net interest income over the prior year. This was accomplished by the increasing composition of core deposits on our balance sheet, combined with our ability to lower rates on the liability portion of our balance sheet faster than on the asset portion.

Superior, Incented Workforce.

The Company would not be able to record these impressive gains over the past few years if it were not for dedicated employees who take a



Employees are pleased to be part of a winning team...

great deal of pride in their company. Approximately a dozen employee recognition programs have been implemented to reward superior performance and help build morale. Both management and peers select the recipients of these rewards.

We continue to instill a strong sales culture at Pulaski Bank. By implementing a "pay for performance" appraisal performance evaluation process for the past four years, we have been able to retain and motivate top-performing employees. The Company also has developed sales incentives in every applicable area with loan officers fully compensated on a sales result basis.

Employees are pleased to be part of a winning team and their motivation makes sense, as the ESOP (Employee Stock Ownership Plan) is the single largest shareholder of the Company. Their commitment is equally noticeable in a turnover ratio that has been cut in half over the past year four years. The result is an improvement in the Company's efficiency ratio to 56% from 61% last year.

Outlook.

We plan to continue to operate the Company in the safe and sound tradition that has been a hallmark of the past. We believe that we can accomplish solid double-digit growth in earnings per share in fiscal 2003. The ample capital level gives us flexibility as we continue to grow the Company in the years ahead. Future growth should allow us to generate an improving return on equity as we put our ample capital level to work for improving earnings. We plan to open a new bank branch office in early spring in O'Fallon, Missouri. We are optimistic that we will be able to rival the successes, in this fast growing part of the St. Louis metropolitan area, with the results of St. Charles bank branch that opened in 2000. We are also optimistic that our new loan production office in Kansas City will help us achieve our mortgage lending targets in the years ahead.

Energized.

I am proud to lead a team that is competent, energetic and motivated. The efforts of hard-working management and employees have, together, been pivotal in helping us move forward.

If you don't already, I invite you to bank with us and, to those of you who do, thank you. I also want to thank our shareholders who have shown the confidence in us that your investment represents. We will continue working hard to retain your trust and confidence.

Sincerely,

William A. Donius
Chairman and CEO

PULASKI FINANCIAL CORP.

2002 FINANCIAL REVIEW

TABLE OF CONTENTS

BUSINESS OF THE COMPANY

Pulaski Financial Corp. (the "Company") is the holding company for Pulaski Bank (the "Bank"). The primary business of the Company is the management of the business and affairs of the Bank. The Company has no significant liabilities. The Company neither owns nor leases property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information set forth in this report, including the consolidated financial statements and related financial data, relates primarily to the Bank.

The Bank is a community-oriented retail financial institution that provides traditional banking services within the Missouri counties of St. Louis, St. Charles, Franklin and Jefferson, and the City of St. Louis. The Bank also has lending operations in the Kansas City, Missouri metropolitan area. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one-to four-family residential mortgage loans, home equity loans, commercial real estate loans and consumer loans within the Bank's lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration and the Veterans Administration, as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for low income first time home buyers).

The Bank is regulated by the Office of Thrift Supervision, its primary federal regulator, and the Federal Deposit Insurance Corporation, the insurer of its deposits. The Bank's deposits are federally insured by the FDIC under the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Bank System, America's Community Bankers, the Missouri Banker's Association and the Mortgage Banker's Association of St. Louis.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following tables set forth certain information concerning the consolidated financial position, consolidated data from operations and performance ratios for the Company at the dates and for the years indicated.

	At September 30,				
	2002	2001	2000	1999	1998
FINANCIAL CONDITION DATA			(In thousands)		
Total assets	$ 369,247	$ 288,784	$ 283,120	$ 243,974	$ 193,208
Loans receivable, net	227,581	204,115	209,919	181,533	141,769
Loans receivable held for sale	97,174	38,087	14,374	8,159	13,442
Investment securities	4,876	5,962	19,128	13,244	21,158
Capital stock of Federal Home Loan Bank	5,840	3,960	3,580	1,501	1,423
Mortgage-backed securities	7,482	11,305	22,604	25,353	6,900
Cash and cash equivalents	11,177	13,048	7,562	8,887	3,047
Deposits	201,270	189,710	168,413	161,371	156,235
Advances from Federal Home Loan Bank	116,800	55,000	66,100	28,600	1,900
Stockholders' equity	32,554	31,007	31,200 (1)	49,905	25,213

	Years Ended September 30,				
	2002	2001	2000	1999	1998
OPERATING DATA			(In thousands)		
Interest income	$ 18,195	$ 20,157	$1 8,310	$ 15,258	$ 13,602
Interest expense	8,150	11,453	9,503	7,323	7,142
Net interest income	10,045	8,704	8,807	7,935	6,460
Provision for loan losses	1,011	752	499	265	209
Net interest income after provision for loan losses	9,034	7,952	8,308	7,670	6,251
Non-interest income	7,223	5,763	3,162	2,275	1,691
Compensation expense-special dividend	-	-	1,372	-	-
Non-interest expense	9,653	8,802	7,812	6,560	5,107
Income before income taxes	6,604	4,913	2,286	3,385	2,835
Income taxes	2,418	1,767	1,160	1,252	990
Net income	$ 4,186	$ 3,146	$ 1,126	$ 2,133	$ 1,845
Net income per common share - Basic	$ 1.56	$ 1.10	$ 0.34	N/M (2)	N/M (2)
Net income per common share - Diluted	$ 1.47	$ 1.07	$ 0.34	N/M (2)	N/M (2)

(1) After the effect of $11.5 million related to the cash distribution of $4.00 per share paid on September 1, 2000.
(2) Not meaningful due to the reorganization from the mutual holding company format, which took place on December 2, 1998.

OTHER DATA	2002	2001	2000	1999	1998
	At September 30,				
Number of:					
Real estate loans outstanding	2,954	2,723	2,804	2,623	2,729
Consumer loans (includes home equity loans)	4,295	3,203	2,997	2,984	1,251
Deposit accounts	23,977	23,733	23,174	21,297	18,581
Full service offices	5	5	5	4	5

KEY OPERATING RATIOS	2002	2001	2000	1999	1998
	At or For the Years Ended September 30,				
Return on average assets	1.38 %	1.12 %	0.44 % (1)	0.96 %	1.00 %
Return on average equity	13.24 %	10.05 %	2.81 % (1)	4.52 %	7.49 %
Average equity to average assets	10.44 %	11.12 %	15.59 %	21.23 %	13.35 %
Interest rate spread	3.46 %	2.72 %	2.79 %	2.76 %	3.02 %
Net interest margin	3.67 %	3.23 %	3.57 %	3.70 %	3.63 %
Dividend payout ratio	22.45 %	26.17 %	98.53 % (1)	N/M (1)	N/M (1)
Non-interest expense to average assets	3.19 %	3.12 %	3.58 % (2)	2.97 %	2.77 %
Average interest-earning assets to average interest-bearing liabilities	106.82 %	112.16 %	120.31 %	127.51 %	115.14 %
Allowance for loan losses to total loans at end of period	0.78 %	0.76 %	0.61 %	0.52 %	0.49 %
Allowance for loan losses to nonperforming loans	103.74 %	77.84 %	70.89 %	69.88 %	64.88 %
Net charge-offs to average outstanding loans during the period	0.12 %	0.12 %	0.06 %	0.02 %	0.04 %
Nonperforming assets to total assets	0.67 %	0.90 %	0.75 %	0.67 %	0.67 %

(1) For the year ended September 30, 2000, ratio includes special cash distribution of $4.00 per share paid on September 1, 2000.
Ratio is not considered meaningful for the years ended September 30, 1999 and 1998, due to the reorganization from the mutual holding company form of organization, which took place on December 2, 1998.
(2) Non-interest expense to average assets ratio, if adjusted for non-recurring $1.4 million compensation expense related to $4.00 per share dividend would be 3.04% in 2000.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Company. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes contained elsewhere in this annual report.

This report contains certain "forward-looking statements" within the meaning of the federal securities laws, which are made in good faith pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, rather statements based on the Company's current expectations regarding its business strategies, intended results and future performance. Forward-looking statements are generally preceded by terms such as "expects," "believes," "anticipates," "intends" and similar expressions.

Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. Factors which could affect actual results include interest rate trends, the general economic climate in the market area in which the Company operates, as well as nationwide, the Company's ability to control costs and expenses, competitive products and pricing offered by competitors, loan delinquency rates and changes in federal and state legislation and regulation. These factors should be considered in evaluating the forward-looking statements and undue reliance should not be placed on such statements. The Company assumes no obligation to update any forward-looking statements.

OPERATING STRATEGY

The Company operates as a progressive, community-oriented unitary thrift holding company. Its business consists primarily of the operation of its wholly owned subsidiary, Pulaski Bank. The Bank differentiates itself in the St. Louis market with its consumer/retail focus, while most banks in the market aggressively pursue commercial business. The Bank attracts deposits from the general public to finance one-to four-family residential mortgage loans, home equity, commercial real estate and consumer loans originated by the Bank. Since the Company, through its predecessor, became a publicly held company in 1998, management has implemented strategies designed to enhance the earnings of the Company while maintaining its strong capital position. In addition, the Bank strives to provide superior service to its customers.

The Company's current strategy is to lower funding costs, increase fee income, improve operational efficiencies and add higher yielding assets to the balance sheet with the goal of growing earnings. A cornerstone product of this strategy is the "High Performance Checking Account." The goals of the multi-faceted retail marketing campaign are to: (1) increase both the number and percentage of transaction accounts to total deposits, thereby decreasing the Bank's cost of funds, (2) increase fee income through service charges and miscellaneous fees levied on checking accounts and (3) add new customer relationships to the Bank, providing a larger customer base for additional product sales.

The Bank has taken steps to enhance fee income by structuring its lending department to function as both a portfolio lender and as a mortgage broker to benefit from the fee income produced by selling loans into the secondary market. Most of the revenues in this area stem from loans sold to the secondary market on a servicing released basis. The loans are typically held as assets for less than 60 days allowing the Bank to increase its interest earning assets while maintaining assets with shorter durations. This practice increases the Bank's lending capacity and allows the Bank to more effectively manage its profits since it is not required to predict the prepayment, credit or interest rate risks associated with retaining either the loan or the servicing asset. This strategy also allows the Bank to be selective in its growth of portfolio loans by selecting the most attractive investments. The Bank's controlled risk strategy has allowed the Bank to optimize the yield/risk tradeoff on these portfolio loans. In conjunction with a first mortgage loan, the Bank offers its customers a home equity line product at the point of sale. This strategy leverages the relatively large number of first mortgages it originates by offering a second, relationship-oriented product in tandem with the first mortgage origination. The home equity product is tied to the prime rate, allowing for a more consistent portfolio earning asset and improved interest rate risk management.

The Bank has also taken steps to increase net interest income by utilizing a plan designed to lower funding costs on deposits. The pricing strategy reduces costs from renewing certificates of deposit through disciplined use of a pricing model that allows the Bank to evaluate all pricing decisions for depository products on a return on equity basis. The Bank's strategy includes the use of an MCIF (master customer information file) and a "President's Circle" program to carefully evaluate customer activities with the objective of both optimizing customer relationships and minimizing customer withdrawals. The Bank successfully initiated an advertising campaign, "the Big Bertha Money Market Account," to attract money market accounts. Since loan demand far exceeds the Bank's current ability to generate an equal amount of retail deposits, the Bank has deployed state of the art pricing models for both deposit and lending pricing. The models assist management in originating higher loan volumes while meeting targeted returns on equity.

The Bank has upgraded its retail delivery infrastructure to make it easier for customers to do business with the Bank as well as attract new customers to the Bank. These steps include the replacement of the Bank's Bayless office location in 2001 with a superior facility. In fiscal 2000, the Bank added a new branch office in a more dynamic growth area in St. Charles County, Missouri, and expanded the parking and drive-up facilities at its largest branch in the revitalized South City section of St. Louis. In fiscal 2002, the Bank purchased land in O'Fallon, Missouri where it plans to open a sixth full service branch in the spring of 2003. The Bank has deployed a model to provide for more efficient staffing decisions in the branch offices. The model integrates historical retail bank transaction levels with industry specific time and motion studies to predict desired staffing levels in each of the branches, for each day of the week.

CRITICAL ACCOUNTING POLICIES

The Company has established various accounting policies, which govern the application of accounting principles generally accepted in the United States in the preparation of our financial statements. Our significant accounting policies are described in the footnotes to the Consolidated Financial statements. Certain accounting policies involve significant judgments and assumptions by management that have a material impact on the carrying value of certain assets and liabilities; management considers such accounting policies to be critical accounting policies. The judgments and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances. Because of the nature of the judgments and assumptions made by management, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of assets and liabilities and the results of operations of the Company.

The Company believes the allowance for loan losses is a critical accounting policy that requires the most significant judgments and estimates used in the preparation of the Consolidated Financial Statements. Refer to Footnote 1 to our Consolidated Financial Statements, "Accounting Policies", for a detailed description of our estimation processes and methodology related to the allowance for loan losses.

FINANCIAL CONDITION

Total assets at September 30, 2002 increased $80.4 million, or 27.9%, to $369.2 million from $288.8 million at September 30, 2001. The increase in total assets was primarily attributable to increases in loans held-for-sale, loans retained , premises and equipment and other assets, partially offset by decreases in investment and mortgage-backed securities and cash.

Loans held-for-sale increased $59.1 million or 155%, to $97.2 million at September 30, 2002 from $38.1 million at September 30, 2001. The increase was a reflection of the higher volume of loan originations, due in part to lower prevailing rates compared to the prior year. These balances represent loans closed in the name of the Bank, but are committed in advance of closing to be sold to investors. Since these loans are pre-sold at a pre-determined price, the Bank is not subject to changes in the future value to be received upon delivery of these loans to investors as a result of changes in interest rates. The Bank generally receives proceeds from the sale of these loans to investors within 60 days of loan closing and benefits from interest income while awaiting sales delivery.

Loans receivable increased 11.5%, or $23.5 million, to $227.6 million at September 30, 2002 from $204.1 million at September 30, 2001. The growth was primarily attributed to growth in the balances of home equity loans of $26.8 million, commercial real estate of $7.2 million and residential real estate of $2.0 million, which was offset by a decline in consumer automobile loans of $6.3 million and increases in the allowance for loan losses of $709,000 and loans in process of $5.7 million. Home equity loans are approved for qualifying borrowers in conjunction with the first mortgage loan application. The growth in prime-based adjustable home equity loans is a strategic objective, and the large volume of mortgage loans originated during the year provided greater opportunities to cross-sell this product to customers. The growth in commercial real estate loans is attributed to the Bank's strategy to develop a commercial real estate lending division that conservatively invests in only high quality commercial real estate loans. The Bank has developed a strategy to pursue commercial participations with the 24 smaller St. Louis banks as well as to use existing loan staff to explore commercial opportunities through the residential lending relationships. Portfolio mortgages were relatively unchanged while consumer loans declined as a result of prepayment, amortization and borrower refinancing. Growth in loans in process is attributed to an increase in unused commercial lines of credit.

Premises and equipment increased 62.0%, or $2.3 million, to $6.0 million at September 30, 2002 from $3.7 million. The growth stems from investment in the Bank's retail infrastructure, including the remodeling of the 29,000 square foot home office which was built in 1978, the purchase of the St. Charles office, which was formerly leased, and the purchase of land and a building in O'Fallon Missouri, which will be the location of a second office in the dynamic growth area in St. Charles County. The renovation of the home office significantly expanded the capacity of the building and also provided an enhanced retail customer environment.

Other assets increased $500,000 to $7.6 million at September 30, 2002 from $7.1 million at September 30, 2001 as a result of a $295,000 increase in bank-owned life insurance and changes in various prepaid expenses and accounts receivables. The insurance policies were purchased as a strategy to offset future costs of employee benefits.

Cash and cash equivalents decreased 14.3% to $11.2 million at September 30, 2002 from $13.0 million at September 30, 2001, due to a lower balance of overnight deposits. Cash balances are maintained in demand deposits and overnight investments to meet the needs for loan funding, stock repurchases, withdrawals from deposits, and general operating needs. The Bank invests excess cash liquidity in overnight deposits with the FHLB and during periods when the Bank has increased loan demand, the balance of cash liquidity declines.

Investment securities decreased $1.1 million to $4.9 million at September 30, 2002 from $6.0 million at September 30, 2001. The decline in investment securities was primarily attributable to the maturity of $1.7 million in investments held to maturity. Proceeds from the investments were used to repurchase the Company's stock and increase investments in other equity securities, which increased $636,000 to $2.0 million at September 30, 2002 from $1.3 million at September 30, 2001. The equity investments consist entirely of equity of other financial institutions that meet the Bank's investment criteria. The Company's investment policy limits holdings in other financial institutions to less than 5% of outstanding shares.

Mortgage-backed securities decreased $3.8 million to $7.5 million at September 30, 2002 from $11.3 million at September 30, 2001. Increased principal repayments stemming from the low interest rate environment and scheduled amortization accounted for the decrease. Total liabilities increased $78.9 million to $336.7 million at September 30, 2002 from $257.8 million at September 30, 2001. The increase in total liabilities was primarily attributable to the increase in borrowings and deposits. Borrowings increased $61.8 million to $116.8 million at September 30, 2002 from $55.0 million at September 30, 2001. The increased borrowings relate to the addition of short-term advances, which primarily mature within a week of origination, which were used to fund the Bank's loans held for sale balances.

Deposits increased $11.6 million, to $201.3 million at September 30, 2002 from $189.7 million at September 30, 2001. The growth occurred primarily in the low cost checking and passbook accounts. The balance in checking accounts increased 21.9% to $27.3 million, while the balance of passbook accounts increased 10.9% to $27.5 million. Certificates of deposit ("CDs") and money market account balances also grew 3.2% and 1.8%, respectively, to a balance of $104.5 million and $41.9 million. During the year, management replaced approximately $17.5 million in higher cost CDs through the issuance of short term (3 month to 1 year) brokered CDs. The brokered CDs were issued at the end of the year due to liquidity needs and management's desire to fund the growth in the loans held-for-sale. At September 30, 2002 the Bank's weighted average rate on deposits had declined to 2.06% from 3.47% at September 30, 2001.

Due to Other Banks increased $4.0 million to $12.5 million at September 30, 2002 from $8.5 million at September 30, 2001. This amount represents unremitted payment for bank and cashier checks issued on September 30, 2002 and the increase represents an increase in check activity on the final day of the fiscal year end. In the normal course of business, settlement for amounts due to other banks is made the following business day.

Total stockholders' equity increased $1.6 million to $32.6 million at September 30, 2002 from $31.0 million at September 30, 2001. The increase was due primarily to growth in retained earnings, which was driven by net income of $4.2 million. Stockholders' equity also increased $551,000 from exercise of stock options, $580,000 from shares released from the employee stock ownership plan, $176,000 from amortization of management recognition plan shares and $108,000 from changes in unrealized gains on securities. During the fiscal year, the Company repurchased 175,899 shares at an average cost of $18.02 for a total of $3.2 million. In addition, the Company paid out regular dividends of $885,000. During the year, the Company also created an equity trust for the benefit of a select group of top-performing loan officers. The shares purchased for the trust have no net impact on equity as the trustee purchased the shares from the open market using deferred commissions and other earnings and are reflected as both an increase to treasury shares and additional paid-in capital. The shares continue to be reflected as outstanding for earnings per share calculations.

NON-PERFORMING ASSETS AND DELINQUENCIES

Loans accounted for on a non-accrual basis (net of specific valuation allowances) amounted to $381,000 at September 30, 2002 as compared to $276,000 at September 30, 2001. The increase in non-accrual loans represents a small increase in the number of loans in foreclosure or loans that had interest receivable for which the Bank's ability to collect the interest from the customer was in doubt as of year-end.

Accruing loans that were contractually past due 90 days or more were $2.1 million at September 30, 2002 and 2001. Of these non-performing loans, $288,000 at September 30, 2002 and $684,000 at September 30, 2001 were FHA/VA government-insured loans. The allowance for loan losses was $2.6 million at September 30, 2002, or 103.7% of non-performing loans and 1.11% of loans retained compared to $1.8 million or 77.8% of non-performing loans and 0.90% of loans retained in 2001. Other assets acquired in settlement of loans, net of allowance for losses was $8,000 at September 30, 2002 and none at September 30, 2001.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2002 AND 2001

GENERAL

Net income for the year ended September 30, 2002 was $4.2 million compared to $3.1 million for the year ended September 30, 2001. The increase of $1.1 million was attributable to higher net interest income and non-interest income, offset by increased provision for loan losses, non-interest expense and income tax expense. Net interest income increased primarily from expansion of the net interest margin, while non-interest income increased primarily as a result of higher mortgage revenues and higher retail banking fees. Non-interest expense increased in fiscal 2002 primarily due to higher operating and personnel expense related to business expansion. Income tax expense increased due to a higher level of pre-tax net income.

INTEREST INCOME

Interest income decreased $2.0 million to $18.2 million for fiscal 2002 compared to $20.2 million for fiscal 2001. The decrease was primarily driven by the general decline in interest rates during the year.

The decrease in interest income on loans resulted from a decline in the weighted average yield, which dropped from 7.66% in 2001 to 6.67% in 2002. The decline in weighted average yield on loans was offset by a $20.7 million increase in the average balance of loans outstanding, which was $239.0 million at September 30, 2001 compared to $259.7 million for the year ended September 30, 2002. The average balance increased primarily as a result of an increase in the average balance of loans held-for-sale, which increased from $27.8 million for fiscal 2001 compared to $46.0 million for fiscal 2002. The increase in the average balance of loans held-for-sale was a result of an 81.9% increase in loans originated for sale. During the fiscal year 2002, the Company originated $767.0 million in residential mortgages for sale compared to $421.6 million in 2001. Although the average balance of the retained portfolio was relatively unchanged, increasing from $211.2 million for fiscal 2001 to $213.8 million for fiscal 2002, the mix of the portfolio changed due to growth in home equity lines of credit and declining balances of residential mortgage and consumer loans. Outstanding balances of home equity loans grew from $28.6 million at September 30, 2001 to $55.4 million at September 30, 2002, with the average balances increasing from $21.4 million to $42.2 million for the home equity loans. The Bank's average balance of held-to-maturity mortgage loans decreased slightly from $168.9 million at September 30, 2001 to $158.3 million at September 30, 2002. The declining rate environment during fiscal 2002 provided greater opportunity for borrowers to obtain long-term fixed-rate loans, which resulted in a high rate of portfolio refinancing into commodity priced products, which were sold into the secondary market.

Interest income on mortgage-backed securities decreased as a result of the decrease in the average balance from $15.9 million in fiscal 2001 to $9.4 million in fiscal 2002 and a slight decline in the average yield from 7.14% to 6.94%. The decrease in the average balance reflects the amortization and prepayment of older, higher rate securities. The cash proceeds were used to help fund mortgage lending.

The decrease in interest income on securities resulted primarily from a decrease in the average balance from

$5.6 million in fiscal 2001 to $3.2 million in fiscal 2002. The average yield increased from 5.89% to 6.11% for the year ended September 30, 2002 due to the maturity of lower yielding investments. The cash proceeds from the investments were used to fund the increased loan demand.

INTEREST EXPENSE

Interest expense declined $3.4 million to $8.1 million for the year ended September 30, 2002 from $11.5 million for the year ended September 30, 2001. The decrease in interest expense was due to lower interest expense on deposits and FHLB borrowings stemming from the decline in the general interest rate environment.

Interest expense on deposits declined $2.9 million to $4.5 million for the year ended September 30, 2002 compared to $7.4 million for September 30, 2001. The decline in interest expense was due to a decline in the weighted average cost of deposits to 2.49% for the year ended September 30, 2002 from 4.20% for the year ended September 30, 2001. The decline in weighted average cost was primarily a result of repricing of higher cost deposits at maturity and from growth in lower cost checking and passbook accounts. The average balance of interest-bearing deposits increased from $175.8 million for the 2001 fiscal year to $181.8 million for the year ended September 30, 2002. Demand deposit accounts increased $4.9 million to $27.3 million at September 30, 2002 from $22.4 million at September 30, 2001 due to the Company's strategy to continue to build both the number and the balances of transaction accounts through its current "High Performance Checking Account" program. During the year, the Company also increased the balance of passbook accounts from $24.8 million to $27.5 million. Recently, customers have been exhibiting a preference for investments, which has led to the growth in low cost passbook accounts. Certificate of deposit (CDs) balances increased 3.2%, or $3.2 million, over the previous year. The increase in CDs is a result of the Bank issuing $17.5 million in brokered CDs in August of 2002 which were issued with short maturities in order to respond to short-term liquidity needs. The decline in CDs is a trend management believes will continue due to the low interest rate environment in which customers have been exhibiting a preference for maintaining greater liquidity in their deposits and are avoiding extending the maturity of their investments. The weighted average rate on CDs declined from 4.64% in 2001 to 2.90% for fiscal 2002.

The average balance of borrowings from the FHLB increased from $64.2 million for the year ended September 30, 2001 to $74.8 million for the year ended September 30, 2002. The increase in the average balance was attributable primarily to increased funding of mortgage loan originations. The weighted average cost of borrowings decreased from 6.32% in fiscal 2001 to 4.85% in fiscal 2002, and reflects the lower rates on renewals and new borrowings during 2002. Approximately $80.3 million will mature or reprice in fiscal 2003, with $51.0 million having maturity of one week or less.

PROVISION FOR LOAN LOSSES

The provision for loan losses increased $259,000, from $752,000 for fiscal 2001 to $1.0 million for fiscal 2002 due to increased inherent risk in the Company's changing loan portfolio, which has been reflected in the Company's allowance for loan loss methodology, and increased charge-offs due to weaknesses in the economy. The allowance for loan losses increased during the year from $1.8 million at September 30, 2001 to $2.6 million at September 30, 2002, which resulted in an increase in the allowance for loan losses as a percentage of loans receivable from 0.90% to 1.11%. Net charge-offs increased by $28,000 to $302,000 during fiscal 2002 from $274,000 for fiscal 2001. The majority of charge-offs, $286,000 in 2002 and $254,000 in 2001 resulted from checking account overdrafts and the consumer loan portfolio.

Non-performing assets as a percent of total assets decreased from 0.82% at September 30, 2001 to 0.67% at September 30, 2002; however total non-performing assets increased from $2.4 million to $2.5 million for the same periods. The increase in the allowance for loan losses is largely attributable to the Bank's changing loan portfolio, which experienced significant growth in higher-risk home equity, second mortgage and commercial mortgage loans, while lower-risk residential first mortgage balances declined. During the year, the Company modified its allowance for loan loss methodology by increasing allocation percentages for all mortgage loans, but also further increased the following components: allocation percentages for non-conforming residential loans, commercial mortgage loans, checking account overdrafts, home equity loans, and consumer auto loans. In September 2002, the Company adjusted the provision for high loan-to-value home equity loans due to the fact that management began purchasing mortgage insurance to further protect the Bank from loan losses.

The provision for loan losses is determined by management as the amount necessary to bring the allowance to a level that is considered adequate to absorb losses inherent in the loan portfolio. Because management believes it adheres to specific loan underwriting guidelines focusing on mortgage loans secured by one-to four-family residences, the Bank's historical mortgage loan loss experience has been low. No assurances, however, can be given as to future loan loss levels. Additionally, commercial and consumer loans are generally considered to carry a greater inherent risk of loss than residential mortgage loans. Accordingly, the Bank may experience future delinquencies or losses from these loans.

NON-INTEREST INCOME

Non-interest income increased $1.4 million, or 25.4%, from $5.8 million for the year ended September 30, 2001 to $7.2 million for the year ended September 30,

2002. The increase in non-interest income was primarily the result of increased mortgage revenues of $1.3 million, increased retail banking fees of $408,000 and growth in other non-interest income of $360,000, which was offset by reduced profits on the sale of securities of $496,000 and reduced insurance commissions of $112,000.

Mortgage revenues increased 39.9%, to $4.6 million in fiscal 2002 from $3.3 million in fiscal 2001. These revenues were generated primarily from gains on the sale of loans to investors on a servicing released basis. The volume of loans sold for the twelve months ended September 30, 2002 totaled $701.0 million, a 76.5% increase from the $397.2 million sold during fiscal 2001. The higher volume of loans sold was the result of the lower interest rate environment during the year, and successes in the growth of new sources of business, resulting in part from additions to the Bank's loan officer staff.

Retail banking revenue increased 31.7% to $1.7 million in fiscal 2002 from $1.3 million in fiscal 2001. Retail banking revenue is generated primarily through fee income on checking account overdrafts. The growth in revenue was attributed to both the increase in checking accounts and the frequency of checking account overdrafts. The number of checking accounts increased from 10,737 accounts at September 30, 2001 to 11,421 at September 30, 2002, or a 6% gain. The frequency of checking account overdrafts was due in part to changes in the Bank's marketing theme from a free checking account with "overdraft protection," to a free checking account with "overdraft privileges." The increased revenue from this activity resulted in increased charge-offs, which increased from $136,000 during fiscal 2001 to $179,000 during fiscal 2002. Net of charge-offs, the Company earned approximately $133 in retail banking revenue per checking account during fiscal 2002 compared to $108 per checking account in 2001.

Other income increased from $377,000 for the fiscal 2001 year, to $737,000 for the year ended September 30, 2002. The increase resulted primarily from additional sources of revenue, including revenue on a bank owned life insurance policy and fee income from a correspondent bank relationship. In September of 2001, the Bank purchased "Key Person" life insurance policies on approximately 20 employees for a cash surrender value of $5.0 million. At September 30, 2002, the value of the cash surrender value had increased to $5.3 million, which resulted in earnings of $295,000 during fiscal 2002. During the year, the Bank also realized $183,000 in other income compared to $54,000 for fiscal 2001 through a correspondent banking relationship with Travelers Express, a company that provides check-clearing services for the Bank.

Profits on the sales of investments decreased $496,000 during the year to $44,000 for fiscal 2002. Profits resulted from the sale of equity securities and debt securities owned by the Company. The Company is not an active trader of securities. All equity investments are in other financial institutions and are typically held as long-term investments.

Insurance commissions earned by the Bank's subsidiary, Pulaski Service Corporation, decreased 37%, from $301,000 for the year ended September 30, 2001, to $189,000 for fiscal 2002. The reduction was due to fewer unit sales of annuities in a declining rate environment where long term, low yielding fixed annuities is less appealing to our customers.

NON-INTEREST EXPENSE

Non-interest expense increased $852,000 to $9.7 million for the year ended September 30, 2002 compared to $8.8 million for fiscal 2001. The increased expense resulted primarily from other non-interest expense related to expanded mortgage production as well as increases in occupancy and equipment, advertising, and salaries and employee benefits expense, which was offset by a decline in professional services expense.

Compensation expense increased $222,000 to $5.1 million for the year ended September 30, 2002 compared to $4.9 million in the year ended September 30, 2001. The increase in compensation expense was largely related to management's decision to accelerate the release of 16,000 additional shares of stock under the employee stock ownership plan, which resulted in approximately $298,000 of additional expense during the quarter ended September 30, 2002. The release of additional shares both rewarded employees for a strong performance and reduced the future obligation of the plan. Also contributing to increased costs were higher health insurance costs. Additionally, the Company experienced significantly higher salaries and commission expenses during fiscal 2002 due to additions to mortgage staff and a significantly higher lending volume. However, these additional costs were offset by increased deferred origination expenses in accordance with the provisions of Statements of Financial Accounting Standards (SFAS) No. 91, Accounting for Nonrefundable Fees and Costs Associated with Origination or Acquiring Loans and Initial Direct Costs of Leases.

Other expense increased 39.4% to $1.5 million for the year ended September 30, 2002 compared to $1.1 million for the year ended September 30, 2001 due to increased postage, supplies, and courier fees from a higher volume of mortgage and home equity lending as well as increased fees on the Company's demand account with the Federal Home Loan Bank. The increased fees on the FHLB account were a result of services performed for the Company for which the FHLB requires a compensating balance in its demand account. As interest rates decreased, so have the credit rates associated with the compensating balance of the FHLB account. Consequently, when the credit rate dropped to a certain level, the Company began getting billed for service charges. For the year, the bank service charges to the Company were up $103,000 from the prior year.

Occupancy and equipment expense increased 11.3% to $1.9 million from $1.7 million largely due to increased depreciation on the increased level of fixed assets. The Company has continued to invest in its retail banking and mortgage banking infrastructure. Capital improvements of approximately $2.9 million were made in fiscal 2002, including the purchase of a formerly leased branch office in St. Charles, Missouri, the purchase of a second branch location in O'Fallon, Missouri, building improvements of $730,000 and additions to data processing and equipment of $887,000.

INCOME TAXES

The provision for income taxes increased from $1.8 million for the year ended September 30, 2001 to $2.4 million for the year ended September 30, 2002. The increased tax expense resulted from increased pre-tax net income. The Bank's combined federal and state effective tax rate increased slightly from 36.0% in fiscal 2001 to 36.6% for fiscal 2002. The Company had tax-exempt income from the bank owned life insurance policies of $295,000 for fiscal 2002 compared to $10,000 for fiscal 2001.

COMPARISON OF OPERATING RESULTS FOR THE YEARS ENDED SEPTEMBER 30, 2001 AND 2000

GENERAL

Net income for the year ended September 30, 2001 was $3.1 million compared to $1.1 million for the year ended September 30, 2000. The increase of $2.0 million was attributable to higher non-interest income and lower non-interest expense, offset by increased provision for loan losses, and income tax expense. Non-interest income increased as a result of higher mortgage revenues and higher retail banking fees. Non-interest expense decreased in fiscal 2001 primarily due to a one-time compensation expense associated with the Company's $4.00 per share special dividend in fiscal 2000. The loan loss provision increased in response to rising delinquencies and credit quality of some new loans. Income tax expense increased as a result of the higher levels of revenue. The combined federal and state tax rate was 36% compared to 51% in fiscal 2000. The fiscal 2000 tax rate was high due to the non-tax deductible compensation expense that resulted from the $4.00 return of capital.

INTEREST INCOME

Interest income increased $1.8 million, from $18.3 million for fiscal 2000 to $20.1 million for fiscal 2001. The increase resulted primarily from an increase in interest on loans of $2.8 million, offset by a decrease in interest on mortgage-backed securities of $583,000 and a decrease in interest income from investment securities of $408,000.

The increase in interest income on loans resulted from an increase in the average balance of loans outstanding from $203.8 million for the year ended September 30, 2000 to $239.0 million for the year ended September 30, 2001 and an increase in the average yield on these loans from 7.59% in 2000 to 7.66% for 2001. The average balance increased as a result of increased lending for both one-to four-family residential mortgages and home equity loans. Outstanding balances of home equity loans grew from $14.4 million at September 30, 2000 to $28.6 million at September 30, 2001. Also, the balance of loans held-for-sale increased from $14.4 million at September 30, 2000 to $38.1 million on September 30, 2001. The Bank's balance of held-to-maturity mortgage loans decreased slightly from $174.3 million to $162.8 million during the year due to amortization and payoffs exceeding new portfolio originations. The declining rate environment during fiscal 2001 provided greater opportunity for borrowers to obtain long-term fixed-rate loans, and subsequently reduced the demand for adjustable rate products. The Bank chose not to alter its decision matrix for portfolio loans in the declining rate environment, which resulted in the slight decline in the mortgage portfolio. The increased average interest rate was a reflection of time-weighted effects of the higher rates associated with home equity loans and the risk-based pricing methodology on first mortgage loans that were closed in the earlier months of the fiscal year.

Interest income on mortgage-backed and related securities decreased as a result of the decrease in the average balance from $24.0 million in fiscal 2000 to $15.9 million in fiscal 2001 and a slight decline in the average yield from 7.17% to 7.14%. The decrease in the average balance reflects the amortization and prepayment of older higher rate securities and the sale of approximately $8.8 million of available-for-sale securities to help fund the increased level of mortgage lending.

The decrease in interest income on securities resulted primarily from a decrease in the average balance from $12.1 million in fiscal 2000 to $5.6 million in fiscal

2001, coupled with a decrease in the average yield from 6.11% to 5.89% for the year ended September 30, 2001. The average balance decline resulted from the use of maturing securities to fund higher volume of mortgage lending, to repurchase stock and to repay other borrowings. The average yield decreased as a result of the lower interest rate environment in fiscal 2001.

INTEREST EXPENSE

Interest expense increased $1.9 million, from $9.5 million for the year ended September 30, 2000 to $11.4 million for the year ended September 30, 2001. The increase was due primarily to higher interest expense on borrowings from the FHLB, which increased from $2.9 million to $4.0 million, and increased interest on deposits, which increased from $6.5 million in fiscal 2000 to $7.4 million in fiscal 2001.

The average balance of borrowings from the FHLB increased from $46.2 million for the year ended September 30, 2000 to $64.2 million for the year ended September 30, 2001. The increase in the average balance was attributable primarily to increased funding of mortgage loan originations. The weighted average cost of borrowings decreased from 6.42% in fiscal 2000 to 6.32% in fiscal 2001 and reflects the lower renewal rates on approximately $13.1 million of advances that repriced in fiscal 2001.

The average balance of interest-bearing deposits increased from $158.6 million for the 2000 fiscal year to $175.8 million for the year ended September 30, 2001. Deposit gains were in money market accounts, checking accounts, and passbook savings. Money market accounts increased $25.4 million, or 161%, as a result of aggressive marketing and premium deposit pricing. The growth has enabled, in part, profitable funding of the increased balance of loans held-for-sale and home equity loans. Certificates of deposit (CDs) declined 7.2%, or $7.9 million over the previous year. The weighted average cost of deposits increased from 4.12% in fiscal 2000 to 4.20% in fiscal 2001 and reflected the premium pricing in effect for the majority of the year. The weighted average cost of deposits at September 30, 2000 was 4.33%, but at September 30, 2001 the cost had fallen to 3.47%.

PROVISION FOR LOAN LOSSES

The provision for loan losses increased $253,000, from $499,000 for fiscal 2000 to $752,000 for fiscal 2001. Due to declining economic trends, which resulted in increased charge-offs and non-performing loans, the provision for loan losses increased during fiscal 2001. Charge-offs on consumer loans were approximately $254,000 in fiscal 2001 compared to $122,000 in fiscal 2000. The majority of current charge-offs are from indirect automobile loans originated prior to June of 1999. The Bank, after meeting its investment goals, discontinued indirect automobile lending and focused on mortgage loans, including home equity loans. Non-performing loans as a percent of total assets increased from 0.69% at September 30, 2000 to 0.78% at September 30, 2001.

NON-INTEREST INCOME

Non-interest income increased $2.6 million, or 82%, from $3.2 million for the year ended September 30, 2000 to $5.8 million for the year ended September 30, 2001. The increase in non-interest income was primarily the result of increased mortgage revenues of $1.7 million, increased retail banking fees of $350,000 and profits on the sale of securities in the amount of $540,000.

Mortgage revenues increased 106%, from $1.6 million in fiscal 2000 to $3.3 million in fiscal 2001. These revenues were generated primarily from gains on the sale of loans to investors on a servicing released basis. The volume of loans sold for the year ended September 30, 2001 totaled $397.2 million, a 168% increase from $148.1 million in fiscal 2000. The higher volume of loans sold was the result of the lower rate environment during the year, and successes in the growth of new sources of business, resulting in part to the strong reputation the Bank enjoys in the real estate community.

Retail banking fees increased 37%, from $936,000, to $1.3 million. The growth in revenue was attributed to the increase in checking accounts, which grew from 10,278 accounts at September 30, 2000 to 10,737 at September 30, 2001, or a 4.5% gain.

Profits on the sales of investments increased $540,000 during the year. Profits resulted from the sale of equity securities by the Company, and mortgage-backed securities sales made by the Bank. The sales of the mortgage-backed securities were made to provide additional funding for the increased mortgage lending activity. There were no gains on the sales of securities in fiscal 2000.

Insurance commissions earned by the Bank's subsidiary, Pulaski Service Corporation, decreased 17%, from $363,000 for the year ended September 30, 2000, to $301,000 for fiscal 2001. The reduction was due to smaller unit sales of annuities and a shift in focus to financial planning.

Other income increased from $279,000 for the September 2000 year to $377,000 for the year ended September 30, 2001. The increase resulted primarily from higher earnings on compensating balances of $111,000 and higher dividends on stock maintained at the FHLB in satisfaction of larger borrowings, offset by a $82,000 reduction in rental income at the home office. Expansion of the Bank's lending activities during fiscal 2001 resulted in complete utilization of the home office building and the subsequent loss of rental income from former tenants.

NON-INTEREST EXPENSE

Non-interest expense decreased from $9.2 million to $8.8 million for the year ended September 30, 2001. The decrease was primarily attributable to reduced compensation expense of $600,000 and lower occupancy and equipment expense of $73,000, offset by higher professional services expenses of $147,000.

Compensation expense was $4.9 million in the year ended September 30, 2001, contrasted against fiscal 2000 expense of $5.4 million. In fiscal 2000, the Bank, as a result of the payment of a $4.00 per share return of capital, recorded $1.4 million of compensation expense resulting from the accelerated release of shares of stock for benefit of the employee stock ownership plan and dividends paid on unvested shares of restricted stock awards. These expenses are non-recurring and result in reduced future compensation expense. Notwithstanding the special compensation expense, the additional compensation expense increase of approximately $772,000 for fiscal 2001, consists of $485,000 in non-recurring compensation expense and the balance of the increase was due to additional staffing for mortgage lending, incentive payments, higher health insurance costs, increased commissions and increased costs associated with awards of restricted stock.

Occupancy and equipment expense remained relatively constant at $1.7 million, despite ongoing investment in the retail banking infrastructure. Capital improvements of approximately $1.2 million were made in fiscal 2001 to existing offices and the relocation of the Bayless Branch. Professional services expense increased $147,000 as a result of increased legal, tax, and other consulting services.

INCOME TAXES

The provision for income taxes increased from $1.2 million for the year ended September 30, 2000 to $1.8 million for the year ended September 30, 2001. The Bank's combined federal and state effective tax rate declined from 51% in fiscal 2000 to 36% for fiscal 2001. In fiscal 2000, approximately $906,000 of the $1.4 million special compensation expense recorded as a result of the special $4.00 per share return of capital dividend was determined to be non-deductible for income tax purposes thus raising the effective tax rate from 38% to 51% for the year.

MARKET RISK ANALYSIS

Qualitative Aspects of Market Risk - The Company's principal financial objective is to achieve long-term profitability while reducing its exposure to fluctuating market interest rates. The Company has sought to reduce the exposure of its earnings to changes in market interest rates by attempting to manage the mismatch between asset and liability maturities and interest rates. In order to reduce the exposure to interest rate fluctuations, the Company has developed strategies to manage its liquidity, shorten its effective maturities of certain interest-earning assets and increase the interest rate sensitivity of its asset base. Management has sought to decrease the average maturity of its assets by emphasizing the origination of adjustable-rate residential mortgage loans ("ARM"), home equity loans and prime adjusting commercial real estate loans. In addition, the majority of long-term, fixed-rate single-family residential mortgage loans are underwritten according to the guidelines of Fannie Mae and Freddie Mac and usually sold in the secondary market. The retention of ARM loans, which reprice at regular intervals (three to five years), helps to ensure that the yield on the Company's loan portfolio will be sufficient to offset increases in the Company's cost of funds. However, periodic and lifetime interest rate adjustment limits may prevent ARM loans from repricing to market interest rates during periods of rapidly rising interest rates. The Company does not use any derivative instruments to manage the exposure of its assets to fluctuating market interest rates. The Company relies on retail deposits and FHLB borrowings as its primary source of funds. Management believes retail deposits reduce the effects of interest rate fluctuations because they generally represent a more stable source of funds.

Quantitative Aspects of Market Risk - The Company does not maintain a trading account for any class of financial instruments nor does the Company engage in hedging activities or purchase high-risk derivative instruments. Furthermore, the Company is not subject to foreign currency exchange rate risk or commodity price risk.

The following table presents the Company's financial instruments that are sensitive to changes in interest rates, categorized by expected maturity, and the instruments' fair values at September 30, 2002. Expected maturities use certain assumptions based on historical experience and other data available to management.

	Weighted Average Rate	Within One Year	One Year to Three Years	After Three Years to Five Years	After Five Years to Ten Years	Beyond Ten Years	Carrying Value Total	Fair Value
				(Dollars in Thousands)				
Interest Sensitive Assets								
Loans receivable - net (1)	6.75 %	$ 103,613	$ 68,113	$ 18,291	$ 14,669	$ 22,895	$ 227,581	$ 232,349
Loans held-for-sale - net (2)	5.85 %	97,174	-	-	-	-	97,174	98,946
Mortgage-backed securities - HTM	8.16 %	386	-	10	186	1,213	1,795	1,950
Mortgage-backed securities - AFS	6.91 %	-	-	-	1,161	4,525	5,686	5,686
Securities-AFS	6.68 %	774	790	1,350	-	-	2,914	2,914
Total interest sensitive assets		$ 201,947	$ 68,903	$ 19,651	$ 16,016	$ 28,633	$ 335,150	$ 341,845
Interest Sensitive Liabilities								
Checking accounts and money markets (3)	1.20 %	$ 63,489	$ -	$ -	$ -	$ -	$ 63,489	$ 63,489
Savings accounts	1.00 %	27,539	-	-	-	-	27,539	27,539
Certificate accounts	2.90 %	78,048	18,707	7,705	46	-	104,506	106,074
Borrowings	3.44 %	80,300	10,000	-	26,500	-	116,800	119,351
Total interest sensitive liabilities		$ 249,376	$ 28,707	$ 7,705	$ 26,546	$ -	$ 312,334	$ 316,453
Off Balance Sheet Items								
Commitments to extend credit	5.71 %	$ 18,238						
Unused lines of credit - home equity		68,722						

(1) Includes non-accrual loans
(2) Maturity reflects expected contracted sales to investors.
(3) Excludes non-interest checking accounts of $5.9 million

The Company uses an interest rate sensitivity analysis to measure its interest rate risk by computing changes in the net portfolio value ("NPV") of its cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. NPV represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point increase or decrease in market interest rates with no effect given to any steps that management might take to counter the effect of that interest rate movement. Using data compiled by the OTS, the Company receives a report, which measures interest rate risk by modeling the change in NPV, over a variety of interest rate scenarios. This procedure for measuring interest rate risk was developed by the OTS to replace the "gap" analysis (the difference between interest-earning assets and interest-bearing liabilities that mature or reprice within a specific time period).

September 30, 2002

Change in Interest Rates	Estimated Change in Net Portfolio Value (in thousands)
300 basis point rise	$ 689
200 basis point rise	1,343
100 basis point rise	1,360
Base scenario	-
100 basis point decline	(2,206)
200 basis point decline	N/A (1)
300 basis point decline	N/A (1)

(1) A 200 and 300 basis point decline at September 30, 2002 is not meaningful because it would require the Federal Reserve to reduce federal funds discount rate to a negative rate level.

The preceding table indicates that at September 30, 2002, in the event of a sudden and sustained increase in prevailing market interest rates, the Company's NPV would be expected to increase. In the event of a sudden and sustained decrease in prevailing market interest rates, the Company's NPV would be expected to decrease.

Certain assumptions utilized by the OTS in assessing the interest rate risk of savings associations within the Bank's region were utilized in preparing the preceding table. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of funds are proceeds from customer deposits, loan sales and repayments, FHLB borrowings and maturity and principal payment of securities.

Operating activities used a net $51.7 million in cash liquidity, stemming primarily from net loans originated for sale less gains on sale, which totaled $50.7 million.

The primary investing activities of the Company is originating loans. For the year ending September 30, 2002, cash used in investing activities included $24.9 million in net loan

originations, $2.8 million in net additions to premises and equipment, and $2.7 million in purchases of FHLB stock, which was offset by $3.8 million in principal repayment on mortgage backed securities and $2.2 million from sale and maturity of other securities.

Typically, the Company's most significant financing sources are deposit accounts and FHLB borrowings. FHLB borrowings increased by $61.8 million and were the largest source of cash, which was followed by deposit increases of $11.6 million and "Due to Other Banks" increase of $4.1 million, which was offset by $3.2 million payments to acquire treasury stock and $885,000 paid in cash dividends.

Even though federal regulations no longer require the Bank to maintain minimum levels of liquid assets (i.e., cash and eligible investments), the Bank continues to maintain levels of liquidity in excess of the 4% liquidity ratio formerly required by regulation. Maintaining levels of liquidity acts, in part, to reduce the Company's balance sheet exposure to interest rate risk. At September 30, 2002, the Bank's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposit and short-term borrowings) was 6.02%.

The Company must also maintain adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At September 30, 2002, the Bank had outstanding commitments to originate loans of $18.2 million, to sell loans on a best-efforts basis of $105.5 million and to fulfill commitments under unused home equity lines of credit of $74.3 million. At the same time, certificates of deposit scheduled to mature in one year or less totaled $78.0 million. Based upon historical experience, management believes the majority of maturing certificates of deposit will remain with the Company.

If the Company requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB equal to 40% of its total assets subject to collateral verification. Under a blanket agreement, the Bank assigns all investments in FHLB stock, all qualifying first residential mortgage loans and all loans held-for-sale as collateral to secure the amounts borrowed. At September 30, 2002, the Company had $30.2 million available to it under the above-mentioned borrowing arrangement after advances of $116.8 million from the FHLB. The Company has an additional $10.0 million in unused liquidity through a line of credit with a correspondent bank using the subsidiary Bank stock as a collateral. In addition, as long as the Bank maintains a "well capitalized" position, the Company can issue deposits through a nationally brokered market. Broker deposits offer the advantage of large blocks of liquidity at a lower cost.

The Company is not subject to any separate regulatory capital requirements. The Bank is required to maintain specific minimum amounts of capital pursuant to OTS regulations. The OTS minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and risk-based capital requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted assets. The risk-based capital requirement provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighting assets the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighting factor (e.g., one-to four-family conventional residential loans carry a risk-weighted factor of 50%).

At September 30, 2002, the Bank's tangible capital totaled $26.7 million, or 7.3% of adjusted total assets, which exceeded the minimum 1.5% requirement by $21.2 million, or 5.8%. The Bank's risk-based capital at that date totaled $29.2 million, or 12.6% of risk-weighted assets, which is $10.8 million, or 4.63% above the 8.0% fully phased-in requirement.

EFFECT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

YIELDS EARNED AND RATES PAID

The following table sets forth for the three years ended September 30, 2002, 2001 and 2000 and at September 30, 2002 and 2001, the weighted average yields earned on the Company's assets, the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest-earning assets.

	Years Ended September 30,			September 30,	
	2002	2001	2000	2002	2001
Weighted average yield on loans (1)	6.67 %	7.66 %	7.59 %	6.75 %	7.63 %
Weighted average yield on securities	6.11 %	5.89 %	6.11 %	6.68 %	5.92 %
Weighted average yield on mortgage-backed securities	6.94 %	7.14 %	7.17 %	7.21 %	7.23 %
Weighted average yield on federal funds sold and overnight deposits	1.76 %	4.43 %	6.17 %	- %	3.22 %
Weighted average yield on all interest-earning assets	6.64 %	7.49 %	7.44 %	6.50 %	7.45 %
Weighted average rate paid on savings deposits	2.49 %	4.20 %	4.12 %	2.06 %	3.47 %
Weighted average rate paid on FHLB advances and other borrowed money	4.85 %	6.32 %	6.42 %	3.44 %	6.05 %
Weighted average rate paid on all interest-bearing liabilities	3.18 %	4.77 %	4.64 %	2.57 %	4.05 %
Interest rate spread (spread between weighted average rate on all interest-earning assets and all interest-bearing liabilities)	3.46 %	2.72 %	2.80 %	3.93 %	3.40 %
Net interest margin (net interest income as a percentage of average interest-earning assets)	3.67 %	3.23 %	3.58 %	N/A	N/A

(1) Includes loans held-for-sale of $97.2 million and $38.1 million at September 30, 2002 and 2001, respectively.

AVERAGE BALANCE SHEET

The following table sets forth information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and ratio of average interest-earning assets to average interest-bearing liabilities for the periods indicated.

	Years Ended September 30,								
	2002			2001			2000		
	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends (Dollars in thousands)	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Interest-earning assets:									
Net loans (1)	$ 259,746	$ 17,321	6.67 %	$ 239,015	$ 18,305	7.66 %	$ 203,774	$ 15,463	7.59 %
Securities	3,158	193	6.11 %	5,590	329	5.89 %	12,064	737	6.11 %
Mortgage-backed securities	9,365	650	6.94 %	15,913	1,136	7.14 %	23,962	1,718	7.17 %
Federal funds sold and overnight deposits	1,761	31	1.76 %	8,741	387	4.43 %	6,356	392	6.17 %
Total interest-earning assets	274,030	18,195	6.64 %	269,259	20,157	7.49 %	246,156	18,310	7.44 %
Non-interest-earning assets	28,699			12,403			10,630		
Total assets	$ 302,729			$ 281,662			$ 256,786		
Interest-bearing liabilities:									
Total deposits (2)	$ 181,754	$ 4,520	2.49 %	$ 175,820	$ 7,393	4.20 %	$ 158,599	$ 6,538	4.12 %
FHLB advances/other borrowings	74,780	3,630	4.85 %	64,247	4,060	6.32 %	46,178	2,965	6.42 %
Total interest-bearing liabilities	256,534	8,150	3.18 %	240,067	11,453	4.77 %	204,777	9,503	4.64 %
Non-interest bearing liabilities	14,585			10,275			11,984		
Shareholders' equity	31,610			31,320			40,025		
Total liabilities and stockholders' equity	$ 302,729			$ 281,662			$ 256,786		
Net interest income		$ 10,045			$ 8,704			$ 8,807	
Interest rate spread (3)			3.46 %			2.72 %			2.80 %
Net interest margin (4)			3.67 %			3.23 %			3.58 %
Ratio of average interest-earning assets to average interest-bearing liabilities		106.82 %			112.16 %			120.21 %	

(1) Includes non-accrual loans with a average balance of $331,000, $326,000 and $251,000 for the fiscal years ended September 30, 2002, 2001 and 2000, respectively.
(2) Excludes non-interest-bearing deposits with an average balance of $5.9 million, $4.7 million and $4.1 million for 2002, 2001 and 2000, respectively.
(3) Yield on interest-earning assets less cost of interest-bearing liabilities.
(4) Net interest income divided by average interest-earning assets.

RATE VOLUME ANALYSIS

The following table sets forth the effects of changing rates and volumes on net interest income for the periods indicated. Information is provided with respect to (i) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); (ii) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume); (iii) changes in rate/volume (change in rate multiplied by change in volume); and (iv) the net change (the sum of the prior columns).

	2002 Compared to 2001 Increase (Decrease) Due to				2001 Compared to 2000 Increase (Decrease) Due to			
	Rate	Volume	Rate/ Volume	Net	Rate	Volume	Rate/ Volume	Net
					(In thousands)			
Interest-earning assets:								
Total net loans	$ (2,366)	$ 1,587	$ (205)	$ (984)	$ 143	$ 2,674	$ 25	$2,842
Securities	13	(144)	(5)	(136)	(27)	(396)	14	(409)
Mortgage-backed securities	(32)	(467)	13	(486)	(7)	(577)	2	(582)
Federal funds sold and overnight deposits	(233)	(309)	186	(356)	(111)	147	(41)	(5)
Total net change in income on interest-earning assets	(2,618)	667	(11)	(1,962)	(2)	1,848	-	1,846
Interest-bearing liabilities:								
Interest-bearing deposits	(3,020)	249	(102)	(2,873)	130	710	14	854
FHLB advances/other borrowed money	(941)	665	(154)	(430)	(47)	1,160	(19)	1,094
Total net change in expense on interest-bearing liabilities	(3,961)	914	(256)	(3,303)	83	1,870	(5)	1,948
Net change in net interest income	$ 1,343	$ (247)	$ 245	$ 1,341	$ (85)	$ (22)	$ 5	$ (102)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Pulaski Financial Corp.:

We have audited the accompanying consolidated balance sheets of Pulaski Financial Corp. and subsidiaries as of September 30, 2002 and 2001, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for both of the years ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of income and comprehensive income, stockholders' equity and cash flows for the year ended September 30, 2000, were audited by other auditors whose report dated October 31, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pulaski Financial Corp. and subsidiaries as of September 30, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

October 23, 2002
St. Louis, Missouri

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2002 and 2001

ASSETS	2002	2001
Cash and amounts due from depository institutions	$ 11,176,728	$ 10,748,255
Federal funds sold and overnight deposits	-	2,300,000
Total cash and cash equivalents	11,176,728	13,048,255
Securities available for sale, at market value	4,876,508	4,225,109
Securities held to maturity, at amortized cost (market value $1,741,556 at September 30, 2001)	-	1,737,109
Mortgage-backed securities held to maturity, at amortized cost (market value $1,950,294 and $2,703,562 at September 30, 2002 and 2001, respectively)	1,795,016	2,517,166
Mortgage-backed securities available for sale, at market value	5,686,556	8,787,558
Capital stock of Federal Home Loan Bank - at cost	5,840,000	3,960,000
Loans receivable held-for-sale, at lower of cost or market	97,174,145	38,087,434
Loans receivable, net of allowance for loan losses of $2,553,004 and $1,844,214 at September 30, 2002 and 2001, respectively	227,581,131	204,114,915
Premises and equipment, net	5,963,500	3,680,810
Accrued interest receivable	1,580,196	1,554,484
Other assets	7,573,145	7,070,959
TOTAL ASSETS	$369,246,925	$288,783,799

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES:		
Deposits	$201,269,796	$189,710,385
Advances from Federal Home Loan Bank	116,800,000	55,000,000
Advance payments by borrowers for taxes and insurance	3,080,472	2,598,367
Accrued interest payable	190,503	220,110
Due to other banks	12,548,881	8,476,600
Other liabilities	2,803,133	1,771,162
Total liabilities	336,692,785	257,776,624
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Preferred stock - $.01 par value per share, 10,000,000 shares authorized; none issued	-	-
Common stock - $.01 par value per share, 9,000,000 shares authorized; 3,972,885 shares issued at September 30, 2002 and 2001, respectively	39,729	39,729
Treasury stock - at cost (1,220,797 and 1,109,026 shares at September 30, 2002 and 2001, respectively)	(15,162,298)	(12,718,797)
Treasury stock - Equity Trust (34,123 shares at September 30, 2002)	(812,195)	-
Additional paid-in capital	25,080,348	24,003,162
Unearned MRDP shares	(416,493)	(609,459)
Unearned ESOP shares (66,490 and 98,008 unreleased shares at September 30, 2002 and 2001, respectively)	(664,893)	(980,070)
Accumulated other comprehensive income	449,651	341,796
Retained earnings	24,040,291	20,930,814
Total stockholders' equity	32,554,140	31,007,175
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$369,246,925	$288,783,799

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

	2002	2001	2000
INTEREST INCOME:			
Loans receivable	$17,320,558	$18,304,967	$15,463,368
Securities	193,218	328,775	736,809
Mortgage-backed securities	650,090	1,135,654	1,718,317
Other	31,528	387,534	391,740
Total interest income	18,195,394	20,156,930	18,310,234
INTEREST EXPENSE:			
Deposits	4,519,561	7,392,502	6,538,336
Advances from Federal Home Loan Bank	3,630,268	4,022,459	2,870,973
Other	-	37,500	93,750
Total interest expense	8,149,829	11,452,461	9,503,059
NET INTEREST INCOME	10,045,565	8,704,469	8,807,175
PROVISION FOR LOAN LOSSES	1,011,180	752,297	499,399
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	9,034,385	7,952,172	8,307,776
NON-INTEREST INCOME:			
Retail banking fees	1,693,581	1,285,737	935,886
Mortgage revenues	4,559,541	3,258,154	1,584,008
Insurance commissions	189,282	300,796	363,439
Gain on sales of securities	44,065	540,488	-
Other	736,927	377,261	278,734
Total non-interest income	7,223,396	5,762,436	3,162,067
NON-INTEREST EXPENSE:			
Compensation expense-special dividend	-	-	1,371,893
Salaries and employee benefits	5,097,095	4,874,697	4,102,967
Occupancy, equipment and data processing expense	1,903,988	1,710,928	1,784,129
Advertising	491,008	454,898	415,669
Professional services	614,439	650,939	504,300
Other	1,547,412	1,110,405	1,005,081
Total non-interest expense	9,653,942	8,801,867	9,184,039
INCOME BEFORE INCOME TAXES	6,603,839	4,912,741	2,285,804
INCOME TAXES	2,417,794	1,766,446	1,159,364
NET INCOME	$ 4,186,045	$ 3,146,295	$ 1,126,440
OTHER COMPREHENSIVE INCOME (LOSS) - Unrealized gain (loss) on securities available-for-sale (net of income taxes in 2002, 2001 and 2000 of $74,854, $323,466, and $(3,516), respectively)	107,855	583,143	(5,987)
COMPREHENSIVE INCOME	$ 4,293,900	$ 3,729,438	$ 1,120,453
NET INCOME PER COMMON SHARE - BASIC	$ 1.56	$ 1.10	$ 0.34
NET INCOME PER COMMON SHARE - DILUTED	$ 1.47	$ 1.07	$ 0.34

See accompanying notes to the consolidated financial statements.

PULASKI FINANCIAL CORP. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

	Common Stock	Treasury Stock	Additional Paid-In Capital	Unearned Management Recognition and Development Plan Shares	Unearned ESOP Shares	Accumulated Other Comprehensive Income(Loss)	Retained Earnings	Total
BALANCE, OCTOBER 1, 1999	$ 39,729	$ (2,322,004)	$ 35,685,866	$ (18,400)	$ (2,172,420)	$ (235,360)	$ 18,927,432	$ 49,904,843
Comprehensive income:								
Net income							1,126,440	1,126,440
Change in net unrealized loss on securities						(5,987)		(5,987)
Total comprehensive income								1,120,453
Dividends ($.36 per share)							(1,061,363)	(1,061,363)
Stock options exercised		260,864	7,647				(101,856)	166,655
Stock repurchase (756,410 shares)		(8,700,132)						(8,700,132)
Release of ESOP shares			83,200		979,413			1,062,613
Special cash dividend ($4.00 per share)			(11,843,386)	357,978				(11,485,408)
Net Management Recognition and Development Plan Shares issued		1,364,834		(1,260,396)			(104,438)	-
Amortization of Management Recognition and Development Plan shares				192,006				192,006
BALANCE, SEPTEMBER 30, 2000	$ 39,729	$ (9,396,438)	$ 23,933,327	$ (728,812)	$ (1,193,007)	$ (241,347)	$ 18,786,215	$ 31,199,667
Comprehensive income:								
Net income							3,146,295	3,146,295
Change in net unrealized gains on securities						583,143		583,143
Total comprehensive income								3,729,438
Dividends ($.28 per share)							(809,525)	(809,525)
Stock options exercised		459,851					(196,197)	263,654
Stock repurchase (332,438 shares)		(3,834,294)						(3,834,294)
Release of ESOP shares			69,835		212,937			282,772
Net Management Recognition and Development Plan Shares issued		52,084		(56,110)			4,026	-
Amortization of Management Recognition and Development Plan shares				175,463				175,463
BALANCE, SEPTEMBER 30, 2001	$ 39,729	$ (12,718,797)	$ 24,003,162	$ (609,459)	$ (980,070)	$ 341,796	$ 20,930,814	$ 31,007,175
Comprehensive income:								
Net income							4,186,045	4,186,045
Change in net unrealized gains on securities						107,855		107,855
Total comprehensive income								4,293,900
Dividends ($.33 per share)							(884,858)	(884,858)
Stock options exercised		760,077					(209,513)	550,564
Stock repurchase (175,899 shares)		(3,169,036)						(3,169,036)
Equity trust shares purchased		(812,195)	812,195					-
Release of ESOP shares			264,991		315,177			580,168
Net Management Recognition and Development Plan Shares issued		(34,542)		16,739			17,803	-
Amortization of Management Recognition and Development Plan shares				176,227				176,227
BALANCE, SEPTEMBER 30, 2002	$ 39,729	$ (15,974,493)	$ 25,080,348	$ (416,493)	$ (664,893)	$ 449,651	$ 24,040,291	$ 32,554,140

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 4,186,045	$ 3,146,295	$ 1,126,440
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation, amortization and accretion:			
Premises and equipment	556,618	462,446	492,737
Management Recognition and Development Plan stock awards	176,227	175,462	192,006
ESOP shares committed to be released	580,168	282,772	1,062,613
Loan fees, discounts and premiums - net	234,849	163,019	(123,020)
Provision for loan losses	1,011,180	752,297	499,399
Provision for losses on real estate acquired in settlement of loans	-	(2,108)	4,679
(Gains) losses on sales of real estate acquired in settlement of loans	15,944	(16,050)	31,733
Originations of loans receivable for sale to correspondent lenders	(760,089,711)	(420,868,248)	(154,360,101)
Proceeds from sales of loans to correspondent lenders	705,217,544	400,095,518	149,510,252
Gain on sale of loans	(4,214,544)	(2,940,518)	(1,365,252)
Gain on sale of securities	(44,065)	(540,488)	-
Gain on sale of premises and equipment	-	-	(14,040)
Deferred income taxes	(170,170)	(252,673)	245,271
Changes in other assets and liabilities	864,605	(825,075)	62,933
Net adjustments	(55,861,355)	(23,513,646)	(3,760,790)
Net cash used in operating activities	(51,675,310)	(20,367,351)	(2,634,350)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from sales and maturities of securities	2,235,300	25,726,215	12,021,000
Purchase of bank-owned life insurance policy	(294,822)	(5,009,658)	-
Purchases of securities and Federal Home Loan Bank stock	(2,748,350)	(3,544,159)	(19,788,410)
Principal payments received on mortgage-backed securities	3,820,902	3,446,080	2,722,073
Loan (originations) repayments - net	(24,883,407)	4,683,547	(29,045,826)
Proceeds from sales of real estate acquired in settlement of loans receivable	103,000	155,300	269,500
Proceeds from sales of premises and equipment	-	25,269	24,800
Net additions to premises and equipment	(2,839,307)	(1,234,842)	(1,201,767)
Net cash (used in) provided by investing activities	(24,606,684)	24,247,752	(34,998,630)

See accompanying notes to the consolidated financial statements

(Continued)

PULASKI FINANCIAL CORP. AND SUBSIDIARIES (continued from page 23)

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED SEPTEMBER 30, 2002, 2001 AND 2000

	2002	2001	2000
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net increase in deposits	$11,559,411	$21,297,715	$ 7,042,128
Federal Home Loan Bank advances - net	61,800,000	(11,100,000)	37,500,000
Other borrowings-net	-	(12,500,000)	12,500,000
Due to other banks	4,072,281	8,476,600	-
Net increase (decrease) in advance payments by borrowers for taxes and insurance	482,105	(188,561)	346,408
Stock options exercised	550,564	263,654	166,655
Dividends paid on common stock	(884,858)	(809,525)	(1,061,363)
Payments to acquire treasury stock	(3,169,036)	(3,834,294)	(8,700,132)
Return of capital dividend ($4.00 per share)	-	-	(11,485,408)
Net cash provided by financing activities	74,410,467	1,605,589	36,308,288
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,871,527)	5,485,990	(1,324,692)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	13,048,255	7,562,265	8,886,957
CASH AND CASH EQUIVALENTS AT END OF YEAR	$11,176,728	$13,048,255	$ 7,562,265
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the year for:			
Interest on deposits	$ 4,558,619	$ 7,384,900	$ 6,547,710
Interest on advances from the Federal Home Loan Bank	3,630,268	4,022,459	2,870,973
Income taxes	2,046,000	2,633,084	933,062
NONCASH INVESTING ACTIVITIES:			
Real estate acquired in settlement of loans receivable	118,944	109,134	105,917
Increase (decrease) in investments for changes in unrealized gains and losses	182,709	906,609	(9,503)

See accompanying notes to the consolidated financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Pulaski Financial Corp. (the "Company") was incorporated under Delaware law in May 1998. The Company was organized for the purpose of becoming the holding company for Pulaski Bank (the "Bank") upon the Bank's reorganization from the mutual holding company form of organization (the "Reorganization"). The Company has no significant assets, other than the outstanding shares of the Bank, cash and equity investments in other financial institutions. The Company has no significant liabilities. Management of the Company and the Bank are substantially similar and the Company neither owns nor leases any property, but instead uses the premises, equipment and furniture of the Bank. Accordingly, the information in the consolidated financial statements relates primarily to the Bank.

The Company through its subsidiary bank, operates as a single business segment, that of a community-oriented financial institution providing traditional financial services through the operation of five full service branches within St. Louis City and County and St. Charles County. The Bank is engaged primarily in the business of attracting deposits from the general public and using these and other funds to originate one-to four-family residential mortgage loans within the Bank's lending market area. The Bank is an approved lender/servicer for the Federal Housing Administration ("FHA") and the Veterans Administration ("VA"), as well as for the Missouri Housing Development Commission (a government agency established to provide home buying opportunities for lower income first time home buyers) ("MHDC"). The Bank is also an approved seller/servicer for Ginnie Mae, but discontinued its sales and servicing activities with Ginnie Mae in 1999.

The accounting and reporting policies and practices of the Company and subsidiaries conform to accounting principles generally accepted in the United States of America and to prevailing practices within the banking industry. A summary of the Company's significant accounting policies follows:

Principles of Consolidation - The consolidated financial statements include the accounts of Pulaski Financial Corp. and its wholly owned subsidiary, Pulaski Bank, and its wholly owned subsidiary Pulaski Service Corporation. All significant intercompany transactions have been eliminated in consolidation.

Use of Estimates - The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. The allowance for loan losses and fair values of financial instruments are significant estimates reported within the financial statements.

Cash and Cash Equivalents - For purposes of reporting cash flows, cash and cash equivalents include cash and amounts due from depository institutions, federal funds sold, and overnight deposits at the Federal Home Loan Bank. Generally, federal funds are sold for a one-day period. At September 30, 2002, $2.9 million in cash was held as a restricted deposit by a correspondent Bank and was unavailable for liquidity demands.

Securities and Mortgage-Backed Securities, Available-for-Sale - Securities and mortgage-backed securities available-for-sale are recorded at their current fair value. Unrealized gains or losses on securities and mortgage-backed securities available-for-sale are included in a separate component of equity, net of deferred income taxes. Gains or losses on the disposition of securities and mortgage-backed securities available-for-sale are recognized using the specific identification method. Estimated fair values of securities and mortgage-backed securities available-for-sale are based on quoted market prices when available. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

To the extent management determines a decline in value in a security or mortgage-backed security available-for-sale to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income.

Securities and Mortgage-Backed Securities, Held-to-Maturity - Securities and mortgage-backed securities held-to-maturity are stated at cost, adjusted for amortization of premium and discount which are recognized as adjustments to interest income over the life of the securities using the level-yield method.

To the extent management determines a decline in value in a security or mortgage-backed security held-to-maturity to be other than temporary, the Bank will adjust the carrying value and include such expense in the consolidated statements of income.

Capital Stock of the Federal Home Loan Bank - Capital stock of the FHLB is carried at cost. Dividends received on such stock are reflected as other income in the consolidated statements of income.

Loans Receivable Held-for-Sale - Loans receivable held-for-sale consist of loans that management does not intend to hold until maturity and are reflected at the lower of cost or market. Such loans are generally covered by investor commitments and sold servicing released. Accordingly, market values for such loans are based on commitment prices. Gains or losses on loan sales are recognized at the time of sale and are determined by the difference between net sales proceeds and the principal balance of the loans sold, adjusted for net deferred loan fees. Loan origination and commitment fees, net of certain direct loan origination costs, are deferred until the sale of the loan.

Loans Receivable - Loans receivable are stated at the principal amounts outstanding adjusted for premiums, discounts, deferred loan costs, loans in process and the allowance for loan losses. Premiums and discounts are amortized and accreted using the level yield method. Interest on loans is accrued based upon the principal amounts outstanding. The Bank's policy is to discontinue the accrual of interest income on any loan when, in the opinion of management, there is reasonable doubt as to the timely collectibility of interest or principal. When a loan is placed on non-accrual status, previously accrued but unpaid interest is reversed against current income. Subsequent collections of cash may be applied as reductions to the principal balance, interest in arrears, or recorded as income depending on management's assessment of the ultimate collectibility of the loan. Non-accrual loans are returned to accrual status when, in the opinion of management, the financial position of the borrower indicates there is no longer any reasonable doubt as to the timely collectibility of interest or principal.

Loan origination and commitment fees, net of certain direct loan origination costs, are deferred and amortized to interest income using the level yield method.

Allowance for Loan Losses - The Bank maintains an allowance for loan losses to absorb inherent losses in the Bank's loan portfolio. Credit losses are charged and recoveries are credited to the allowance. Provisions for credit losses are credited to the allowance in an amount necessary to maintain an appropriate allowance given risks identified in the portfolio. The allowance is based upon quarterly management estimates of expected losses inherent in the loan portfolio. Management estimates are determined quarterly through a method of quantifying certain risks in the portfolio that are affected primarily by changes in the nature and volume of the portfolio combined with an analysis of past-due and classified loans, but can also be affected by the following factors: changes in lending policies and procedures, including underwriting standards and collection, charge-off and recovery practices, changes in national and local economic conditions and developments, and changes in the experience, ability, and depth of lending management staff.

The following assessments are performed quarterly in accordance with the Bank's allowance for loan losses methodology:

Homogeneous residential mortgage loans are given one of five standard risk ratings at the time of origination. The risk ratings are assigned through the use of a credit scoring model, which assesses credit risk determinants from the borrower's credit history, the loan-to-value, the affordability ratios or other personal history.

Five-year historical loss rates and industry data for each credit rating is used to determine the appropriate allocation percentage for each loan grade. Commercial real estate, consumer and home equity loans are assigned standard risk weightings that determine the allocation percentage.

When commercial real estate loans are over 30 days delinquent or residential, consumer and home equity loans are over 90 days past due, they are evaluated individually for impairment. Additionally, loans that demonstrate credit weaknesses that may impact the borrower's ability to repay or the value of the collateral are also reviewed individually for impairment. The Company considers a loan to be impaired when management believes it will be unable to collect all principal and interest due according to the contractual terms of the loan. If a loan is impaired, the Company records a loss valuation equal to the excess of the loan's carrying value over the present value of estimated future cash flows or the fair value of collateral if the loan is collateral dependent.

The allowance for loan losses includes an unallocated allowance to provide for conditions that cannot be directly measured in the Company's methodology. This unallocated allowance provides for the Company's exposure to inherent but undetected losses in the portfolio.

The Company's methodology includes factors that allow the Company to adjust its estimates of losses based on the most recent information available. Historic loss rates used to determine allowance provisions are adjusted to reflect the impact of current conditions, including actual collection and charge-off experience.

Premises and Equipment - Premises and equipment are stated at cost, less accumulated depreciation. Depreciation charged to operations is primarily computed utilizing the straight-line method over the estimated useful lives of the related assets. Estimated lives range from 3 to 40 years for buildings and improvements and 5 to 10 years for furniture and equipment. Maintenance repairs are charged to expense. Major renewals and improvements are capitalized. Gains and losses on dispositions are credited or charged to earnings as incurred.

Income Taxes - Deferred income taxes are determined using an asset or liability approach that requires the recognition of deferred tax assets or liabilities based upon temporary differences in the tax basis of an asset or liability and its related financial statement balance. The deferred tax asset or liability is calculated using the enacted tax rates expected to apply in the period in which the deferred asset or liability is expected to be settled or realized.

Revenue Recognition - Interest income, checking account transaction fees, insurance commissions, automated teller and debit card transaction fees, and other ancillary income related to the Bank's deposits and lending activities are accrued as earned.

Reclassifications - Certain amounts included in the 2000 and 2001 consolidated financial statements have been reclassified to conform to the 2002 presentation.

2. SECURITIES AVAILABLE-FOR-SALE AND HELD-TO-MATURITY

Securities held to maturity at September 30, 2001 and available for sale at September 30, 2002 and 2001 are summarized as follows:

	September 30, 2001			
Held-to-Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and Agency debt obligations	$ 1,737,109	$ 4,447	$ -	$ 1,741,556
Weighted average rate at end of period	4.65 %			

	September 30, 2002			
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and Agency debt obligations	$ 2,712,755	$ 201,223	$ -	$ 2,913,978
Equity securities	1,724,771	237,759	-	1,962,530
Total	$ 4,437,526	$ 438,982	$ -	$ 4,876,508
Weighted average rate at end of period	6.68 %			

	September 30, 2001			
Available-for-Sale	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
U.S. Government and Agency debt obligations	$ 2,693,166	$ 205,053	$ -	$2,898,219
Equity securities	1,297,656	42,034	(12,800)	1,326,890
Total	$ 3,990,822	$ 247,087	$ (12,800)	$ 4,225,109
Weighted average rate at end of period	6.68 %			

There were no sales of available-for-sale securities during 2002. Proceeds from sales of available-for-sale securities for 2001 were $1.7 million. Realized gains from sales in 2001 were $441,000.

The amortized cost and market values of available-for-sale debt investment securities at September 30, 2002, by contractual maturity, are shown below.

Term to Maturity	Available-for-Sale Amortized Cost	Estimated Market Value
One year or less	$ 747,282	$ 774,270
One year through five years	1,965,473	2,139,708
Total	$ 2,712,755	$ 2,913,978

3. MORTGAGE-BACKED SECURITIES

Mortgage-backed securities held to maturity and available-for-sale at September 30, 2002 and 2001 are summarized as follows:

	2002			
Held-to-Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$ 1,591,722	$ 152,624	$ -	$ 1,744,346
Collateralized mortgage obligations	203,294	2,654	-	205,948
Total	$ 1,795,016	$ 155,278	$ -	$ 1,950,294
Weighted average rate at end of period	8.16 %			

	2001			
Held-to-Maturity	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$ 2,156,419	$ 182,775	$ -	$ 2,339,194
Collateralized mortgage obligations	360,747	3,702	(81)	364,368
Total	$ 2,517,166	$ 186,477	$ (81)	$2,703,562
Weighted average rate at end of period	8.26 %			

Available-for-Sale	2002 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$ 5,400,294	$ 286,262	$ -	$ 5,686,556
Weighted average rate at end of period	6.91 %			

Available-for-Sale	2001 Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Mortgage-backed securities	$ 8,479,309	$ 308,249	$ -	$ 8,787,558
Weighted average rate at end of period	6.93 %			

There were no sales of available-for-sale mortgage-backed securities during 2002. Proceeds from sales of available-for-sale mortgage-backed securities for 2001 were $8.7 million. Realized gains from sales in 2001 were $99,200.

The amortized cost and estimated market value of held to maturity and available-for-sale mortgage-backed securities at September 30, 2002, by contractual maturity, are shown below.

	Held-to-Maturity		Available-for-Sale	
Term to Maturity	Amortized Cost	Estimated Market Value	Amortized Cost	Estimated Market Value
One year or less	$ 144	$ 144	$ -	$ -
One year through five years	9,785	10,276	-	-
Five years through ten years	186,062	203,844	1,111,604	1,161,282
Ten years or more	1,599,025	1,736,030	4,288,690	4,525,274
Total	$ 1,795,016	$ 1,950,294	$5,400,294	$5,686,556

Actual maturities of mortgage-backed securities may differ from scheduled maturities depending on the repayment characteristics and experience of the underlying financial instruments, on which borrowers have the right to call or prepay certain obligations sometimes without penalties.

4. LOANS RECEIVABLE

Loans receivable at September 30, 2002 and 2001 are summarized as follows:

	2002	2001
Loans secured by residential real estate:		
Conventional	$ 159,852,664	$ 157,071,226
FHA/VA	4,947,322	5,747,764
	164,799,986	162,818,990
Commercial real estate loans	8,559,320	1,408,764
NOW overdrafts	155,884	180,599
Home equity lines	55,409,772	28,585,637
Consumer loans	7,622,979	13,884,405
	236,547,941	206,878,395
Less:		
Deferred loan costs	(878,994)	(657,906)
Loans-in-process	7,292,800	1,577,172
Allowance for loan losses	2,553,004	1,844,214
Total	$ 227,581,131	$ 204,114,915
Weighted average rate at end of period	6.75 %	7.63 %

The adjustable rate loans have interest rate adjustment limitations and are generally indexed to the one-year Constant Maturity U.S. Treasury rate. Future market factors may affect the correlation of the interest rate adjustment with the rates the Bank pays on the short-term deposits that have been primarily utilized to fund these loans.

The Bank is subject to numerous lending related regulations. Under federal law and regulations, the Bank may not make real estate loans to one borrower in excess of the greater of 15% of its unimpaired capital and surplus or $500,000, whichever is greater. As of September 30, 2002, the Bank was in compliance with this limitation.

The Bank has granted loans to officers and directors. Such loans were made in the ordinary course of business on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers and did not, in the opinion of management, involve more than normal credit risk.

Changes in loans to officers and directors for the years ended September 30, 2002 and 2001 are summarized as follows:

Balance, September 30, 2000	$ 65,751
Additions	45,039
Repayments and reclassifications	(65,751)
Balance, September 30, 2001	45,039
Additions	275,910
Repayments and reclassifications	(165,699)
Balance, September 30, 2002	$ 155,250

Home equity lines of credit to officers and directors totaled $413,900 of which $155,250 had been used as of September 30, 2002.

At September 30, 2002, 2001 and 2000, the Bank was servicing loans for others amounting to approximately $434,000, $863,000, and $1.7 million, respectively. Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the accrual basis and includes servicing fees from investors and certain charges collected from borrowers. In connection with these loans serviced for others, the Bank held borrowers' escrow balances of $20,000, $33,000, and $43,000 at September 30, 2002, 2001 and 2000, respectively.

The Bank originates certain loans for resale to correspondent lenders. These sales include recourse provisions that require the Bank to repurchase the loans upon certain events of default, generally documentation deficiencies, for periods up to one year from the date of the loan sale. The Bank has not historically incurred losses as a result of such loans, nor are any losses anticipated; however actual losses incurred by the Bank in the future due to these recourse provisions may vary from the Bank's estimate due to a number of factors beyond the Bank's control. During 2002, 2001 and 2000, the Bank sold whole loans to correspondent lenders totaling $701.0 million, $397.2 million and $148.1 million, respectively. The Bank also originates loans for resale to the MHDC. A change in the MHDC rules no longer permits servicing to be retained and all loans are sold at pre-determined prices. No loans were sold to MHDC in 2002, 2001 or 2000 from the Bank's portfolio.

5. ALLOWANCE FOR LOAN LOSSES

The following table represents activity in the allowance for loan losses for the years ended September 30, 2002, 2001 and 2000 follows:

	2002	2001	2000
Balance, beginning of year	$ 1,844,214	$1,365,776	$ 985,773
Provision charged to expense	1,011,180	752,297	499,399
Charge-offs	(319,802)	(274,850)	(133,545)
Recoveries	17,412	991	14,149
Balance, end of year	$ 2,553,004	$1,844,214	$ 1,365,776

Troubled debt restructurings were $11,000, $222,000 and $158,000 at September 30, 2002, 2001 and 2000, respectively. Non-accrual loans totaled approximately $380,000, $276,000 and $413,000 at September 30, 2002, 2001 and 2000, respectively. Interest income recognized on non-accrual loans was $18,444, $18,814 and $13,666, respectively. The difference between interest that would have been recognized under the original terms of non-accrual and renegotiated loans and interest actually recognized on such loans was $33,482, $29,933 and $33,303, respectively.

6. REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS

The Company had no real estate acquired in settlement of loans at September 30, 2002 and 2001.

Activity in the allowance for losses on real estate owned for the years ended September 30, 2001 and 2000 is summarized as follows. There was no activity in the allowance for losses on real estate for the year ended September 30, 2002:

	2001	2000
Balance, beginning of year	$ 2,108	$ 17,161
Provision charged to expense	(2,108)	4,679
Charge-offs	-	(19,732)
Balance, end of year	$ -	$ 2,108

7. PREMISES AND EQUIPMENT

Premises and equipment at September 30, 2002 and 2001 are summarized as follows:

	2002	2001
Land	$ 1,705,234	$ 1,012,879
Office buildings and improvements	4,707,114	3,410,102
Furniture and equipment	3,531,601	2,681,662
	9,943,949	7,104,643
Less accumulated depreciation	(3,980,449)	(3,423,833)
Total	$ 5,963,500	$ 3,680,810

Certain facilities of the Bank are leased under various operating leases. Amounts paid for rent expense (net of rental income) for the fiscal years ending September 30, 2002, 2001 and 2000 were approximately $122,000, $147,000, and $229,000, respectively. Future minimum rental commitments under non-cancelable leases are as follows:

Years ended September 30,	Amount
2003	159,658
2004	134,773
2005	90,357
2006	90,357
2007	90,357
Thereafter	-
Total	$ 565,502

8. DEPOSITS

Deposits at September 30, 2002 and 2001 are summarized as follows:

	2002 Amount	2002 Weighted Average Interest Rate	2001 Amount	2001 Weighted Average Interest Rate
Transaction accounts:				
Noninterest-bearing checking	$ 5,735,894	-%	$ 4,770,352	-%
Interest-bearing checking	21,591,021	0.29	17,642,516	0.79
Money market	41,897,834	1.84	41,172,358	3.32
Total transaction accounts	69,224,749	1.20	63,585,226	2.37
Passbook savings accounts	27,538,954	1.00	24,836,013	1.49
Certificates of deposit:				
1.00% to 1.99%	35,740,733	1.55	-	-
2.00% to 2.99%	30,178,072	2.34	5,000	2.96
3.00% to 3.99%	13,077,294	3.65	36,615,268	3.50
4.00% to 4.99%	15,498,072	4.57	29,543,646	4.44
5.00% to 5.99%	6,028,234	5.48	20,729,038	5.59
6.00% to 6.99%	3,840,865	6.43	9,854,872	6.42
7.00% to 7.99%	142,823	7.00	4,541,322	7.07
Total certificates of deposit	104,506,093	2.90	101,289,146	4.64
Total	$ 201,269,796	2.06%	$ 189,710,385	3.47%

The aggregate amount of certificates of deposit with a minimum principal amount of $100,000 was $28.7 million and $12.3 million at September 30, 2002 and 2001, respectively.

At September 30, 2002, the scheduled maturities of certificates of deposit were as follows:

Mature within fiscal year:	Amount	Weighted Average Rate
2003	$ 78,048,071	2.55%
2004	11,332,426	3.49
2005	7,374,568	3.94
2006	1,098,951	4.28
2007	6,606,293	4.76
Thereafter	45,784	5.19
Total	$ 104,506,093	2.90%

A summary of interest expense on deposits for the years ended September 30, 2002, 2001 and 2000 follows:

	2002	2001	2000
Transaction accounts	$ 864,820	$ 1,431,215	$ 827,510
Savings and certificates of deposit accounts	3,654,741	5,961,287	5,710,826
	$ 4,519,561	$ 7,392,502	$ 6,538,336

9. ADVANCES FROM FEDERAL HOME LOAN BANK

Advances from the FHLB at September 30, 2002 and 2001 are summarized as follows:

	2002		2001	
Maturing Within Fiscal Year Ending September 30,	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
2002	$ -	0.00%	$ 15,200,000	6.49%
2003	80,300,000	2.58	10,300,000	6.39
2004	3,000,000	7.09	3,000,000	7.09
2005	7,000,000	5.29	2,000,000	7.48
2009 (callable in 2004)	10,000,000	5.92	10,000,000	5.92
2010 (callable in 2003)	4,500,000	6.21	4,500,000	6.21
2011 (callable in 2003)	10,000,000	4.51	10,000,000	4.51
2012 (callable in 2003)	2,000,000	2.23	-	-
	$ 116,800,000	3.44%	$ 55,000,000	6.05%

The Bank has the ability to borrow funds from the FHLB equal to 40% of the Bank's total assets under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans as collateral to secure the amounts borrowed. At September 30, 2002, the Bank had approximately $30.2 million in borrowing capacity available to it under the above mentioned borrowing arrangement.

10. INCOME TAXES

Income tax expense for the years ended September 30, 2002, 2001 and 2000 is summarized as follows:

	2002	2001	2000
Current			
Federal	$ 2,284,387	$ 1,867,292	$ 1,199,914
State	303,577	151,827	134,557
Deferred	(170,170)	(252,673)	(175,107)
Total	$ 2,417,794	$ 1,766,446	$ 1,159,364

Income tax expense for the years ended September 30, 2002, 2001 and 2000 differs from that computed at the federal statutory rate of 34 percent as follows:

	2002		2001		2000	
	Amount	%	Amount	%	Amount	%
Tax at statutory federal income tax rate	$ 2,245,305	34.0%	$ 1,670,336	34.0%	$ 777,174	34.0%
Increase (decrease) resulting from:						
ESOP adjustment	26,246	0.4	78,671	1.6	308,167	13.5
State taxes, net of federal benefit	220,952	3.3	107,011	2.2	95,721	4.2
Other	(74,709)	(1.1)	(89,572)	(1.8)	(21,698)	(1.0)
Total	$ 2,417,794	36.6%	$ 1,766,446	36.0%	$ 1,159,364	50.7%

The components of deferred tax assets and liabilities, which are included in other assets in the consolidated balance sheets, at September 30, 2002 and 2001, are as follows:

	2002	2001
Deferred tax assets:		
Allowance for loan losses	$ 686,630	$ 581,263
Premises and equipment	145,774	255,792
Management Recognition and Development Plan stock awards	128,520	135,031
Supplemental retirement plan	80,844	91,877
Other	266,840	109,435
Total deferred tax assets	1,308,608	1,173,398
Deferred tax liabilities:		
FHLB stock dividends	136,194	144,587
Unrealized gains on securities available-for-sale	275,594	200,739
Total deferred tax liabilities	411,788	345,326
Net deferred tax assets	$ 896,820	$ 828,072

11. STOCKHOLDERS' EQUITY

During fiscal 2002, the Company paid quarterly cash dividends on common stock of $0.09 per share on October 21, 2002 and July 22, 2002 and $0.075 per share on April 23, 2002 and January 22, 2002.

During fiscal 2001, the Company paid quarterly cash dividends on common stock of $0.075 per share on October 24, 2001 and July 19, 2001 and $0.065 per share on April 23, 2001 and January 23, 2001.

During fiscal 2002, the Company repurchased shares of its own stock with a total value of $3.2 million at the time of repurchases. The Company has repurchased a total of 1,462,747 shares of its own stock with a total value of $18.0 million since becoming a public company in December 1998.

12. OTHER NON-INTEREST INCOME

In fiscal 2002, the Bank recorded $295,000 in non-cash gains from the increased cash surrender value on the Company's Bank Owned Life Insurance policy and $183,000 in other income from a correspondent banking relationship. In fiscal 2001, the Bank recognized gains of approximately $540,000 on sales of securities. There were no significant other income items in fiscal 2002 and 2001.

13. REGULATORY CAPITAL REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures that have been established by regulation to ensure capital adequacy require the Bank to maintain minimum capital amounts and ratios (set forth in the table below). The Bank's primary regulatory agency, the OTS, requires that the Bank maintain minimum ratios of tangible capital (as defined in the regulations) of 1.5%, core capital (as defined) of 3% and total risk-based capital (as defined) of 8%. The Bank is also subject to prompt corrective action capital requirement regulations set forth by the OTS. The OTS requires the Bank to maintain minimum of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of September 30, 2002, that the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2002 and 2001, the most recent notification from the OTS categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier I risk-based, Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

	Actual		For Capital Adequacy Purposes		To be Categorized as "Well Capitalized" Under Prompt Corrective Action Provisions	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of September 30, 2002:						
Tangible capital (to total assets)	$26,686	7.28%	$ 5,495	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	29,197	12.63%	18,490	8.00%	$ 23,113	10.00%
Tier I risk-based capital (to risk-weighted assets)	26,686	11.55%	N/A	N/A	13,868	6.00%
Tier I leverage capital (to average assets)	26,686	7.28%	N/A	N/A	18,317	5.00%
As of September 30, 2001:						
Tangible capital (to total assets)	$ 27,117	9.50%	$ 4,282	1.50%	N/A	N/A
Total risk-based capital (to risk-weighted assets)	28,891	12.78%	18,080	8.00%	$22,600	10.00%
Tier I risk-based capital (to risk-weighted assets)	27,117	12.00%	N/A	N/A	13,560	6.00%
Tier I leverage capital (to average assets)	27,117	9.71%	N/A	N/A	13,963	5.00%

A reconciliation at September 30, 2002 of the Bank's stockholders' equity and regulatory risk-based capital follows (dollars in thousands):

Stockholders' equity	$ 26,972
Less: Unrealized gains on available-for-sale securities	(286)
Tangible capital	26,686
General valuation allowances	2,511
Regulatory risk-based capital	$ 29,197

The Bank is prohibited from paying cash dividends if the effect thereof would be to reduce the regulatory capital of the Bank below the amount required for the liquidation account that the Bank established in connection with the consummation of the Reorganization on December 2, 1998.

14. EMPLOYEE BENEFITS

On January 21, 2000, shareholders approved a Management Recognition and Development Plan ("MRDP") under which the Company may award up to 116,380 shares of restricted stock. The restricted stock awards vest over a five year period. As of September 30, 2002, 45,907 shares awarded under the MRDP had vested, 66,033 shares awarded under the MRDP remained subject to restriction and 4,440 shares were available for grant. All of the shares were issued from treasury stock on the dates of the grants. The unearned MRDP balance is reflected in shareholder equity and amortizes to compensation expense over the vesting period. Compensation expense related to amortization of MRDP was $176,277, $175,463 and $192,006 during the years ended September 30, 2002, 2001 and 2000, with $18,400 of expense in fiscal 2000 resulting from a similar MRDP plan adopted on January 18, 1995.

In addition, as a result of the declaration of a special $4.00 per share cash dividend, dividends of approximately $465,000 were paid on unvested shares included in the Company's MRDP, and were accounted for as compensation expense for the year ended September 30, 2000. Subsequent to the payment date, unearned MRDP was reduced with a corresponding adjustment to additional paid-in capital to reflect the proportionate reduction in the value of the shares held by the plan.

The Bank executed a Supplemental Retirement Benefit agreement for its former chief executive officer. Under the terms of the agreement, the officer is to receive $2,473 monthly, commencing upon his retirement, for a total of 15 years. The net present value of these payments is reflected in other liabilities and totaled $209,000 and $223,000 at September 30, 2002 and 2001, respectively. Compensation expense under this agreement totaled $16,400, $17,400 and $18,300 for the years ended September 30, 2002, 2001 and 2000, respectively.

Substantially all full-time salaried employees are included in a trusteed, defined benefit pension plan. The benefits contemplated by the plan are funded through payments to the Pentegra Group, which operates as a multi-employer plan. During the years ended September 30, 2002, 2001 and 2000, the Bank was not required to make any contributions to the plan because it was fully funded and accordingly, no pension expense was recorded. At September 30, 2002, the Bank had no liability for contributions due and unpaid. On April 17, 2002, the board of directors elected to terminate the Company's participation in the pension plan. Effective October 1, 2002, the plan was terminated, eliminating any future liabilities.

The Bank maintains a 401(k) savings plan for eligible employees. In 2002, 2001 and 2000, the Bank matched 50% of each participant's contribution up to a maximum of 4%. The Bank's contributions to this plan were $90,890, $68,950 and $45,500 for the years ended September 30, 2002, 2001 and 2000, respectively.

The Company maintains employment agreements with two senior executives, one officer has a three-year agreement and the other has a two-year agreement. Under the agreements, the Bank will pay the executives a base salary, which may be increased at the discretion of the Board of Directors. Additionally, the agreements provide for severance payments if employment is terminated following a change in control. These payments will be equal to 3 and 2 times, respectively, their average annual compensation paid during the five years immediately preceding the change in control. For future periods, the Company will have only one management agreement in place, the three-year agreement with the CEO, as the board has elected not to renew similar contracts with other executives.

During the year ended September 30, 2002, the Company created an Equity Trust Plan (the "Trust") for the benefit of eight commission-based loan officers. The Trust is a plan designed to recruit and retain top-performing loan officers, that are instrumental to the Company's success. The Trust allows the recipients to defer a percentage of commissions earned, which is partially matched by the Company and paid into an independent trust for the benefit of the loan officers. The assets of the trust are limited to the purchase of Company shares in the open market. In exchange for the opportunity to defer income, the participants are required to sign a four year contract prohibiting them from competing against the Company in the Company's market area. Should the participants voluntarily leave the Company, they will forgo any accrued benefits. At September 30, 2002, 34,123 shares had been purchased on behalf of the Trust at an average price of $19.40. For purposes of earnings per share, the shares in the Trust are treated as issued and outstanding, thus no dilution is experienced through the purchase or vesting of shares. Expense related to the Trust is treated as loan officer commission expense, which is deferred according to SFAS 91. Since the majority of loans originated are sold on a servicing released basis resulting in mortgage revenues, most of the deferred expense is realized as a reduction of mortgage revenue.

At September 30, 2002, the Company had 421,602 shares of common stock reserved for issuance under the Company's stock option plans. At September 30, 2002, the recipients of the awards had 114,181 shares vested and exercisable at an average exercise price of $9.05. The average exercise price of the ending balance of 421,602 shares was $12.49 at September 30, 2002. Included in this balance were 198,138 options granted in fiscal 2002 with an average exercise price of $16.62. At September 30, 2002 the Company had 18,089 reserved but unissued options. Officers and directors exercised 68,568 shares during the year ended September 30, 2002 at an average price of $8.03.

A summary of the status of the Company's stock option plans for the years ended September 30th is as follows:

	2002		2001		2000	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price (1)
Outstanding-beginning of year	308,259	$ 8.81	302,462	$ 8.00	72,996	$ 8.89
Granted	198,138	16.62	64,396	11.12	260,175	10.47
Exercised	(68,568)	8.03	(39,203)	6.73	(22,239)	7.01
Forfeited	(16,227)	12.05	(19,396)	8.10	(8,470)	9.98
Outstanding-end of year	421,602	$12.49	308,259	$ 8.81	302,462	$ 8.00
Exercisable at end of year	114,181	$ 9.05	109,309	$ 8.32	47,372	$ 7.21
Weighted average fair value of options granted during the year	-	$ 3.21	-	$ 2.42	-	N/A

(1) Effective September 1, 2000, the exercise price of outstanding stock options was reduced 24.2% as a result of special $4.00 cash distribution to shareholders.

The pro forma effects of applying the fair value approach in accordance with SFAS No. 123 Accounting For Stock-Based Compensation, is required for those entities that elect to continue following the guidance of Accounting Principles Board Opinion ("APB") No. 25, and is applicable for awards granted subsequent to October 1, 1995. Consequently, pro forma results are not required for the shares granted by the Company on January 25, 1995.

The Company applies APB No. 25 in accounting for its stock option plan, under which no compensation cost has been recognized for stock option awards. Had compensation cost for the stock option plan been determined in accordance with the fair value accounting method prescribed under SFAS No.123, the Company's net income and net income per share on a pro forma basis would have been as presented in the following table.

	Year Ended September 30, 2002	2001
Net Income:		
As reported	$ 4,186,045	$ 3,146,295
Pro forma	4,151,943	3,108,199
Basic earnings per share:		
As reported	1.56	1.10
Pro forma	1.54	1.08
Diluted earnings per share:		
As reported	1.47	1.07
Pro forma	1.46	1.05

For purposes of computing the pro forma effects of stock option grants under the fair value accounting method, the fair value of each stock option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The following assumptions for fiscal 2002 and 2001 were used for the grants:

	2002	2001
Risk-free interest rate	3.61 %	3.60%
Expected volatility	20.00 %	23.60%
Expected life	5.5 years	5.5 years
Dividend yield	2.25 %	2.63 %

The Bank established a tax-deferred stock bonus plan known as the Employee Stock Ownership Plan (the "ESOP") for all eligible employees. In connection with the conversion and reorganization on December 2, 1998, 232,760 shares were purchased by the ESOP at $10 a share through an internal loan from the Company. The shares are allocated on an annual basis to each participant in an amount that is equivalent to the ratio of each participant's salary to that of the total payroll for each year ended December 31. The unallocated shares are released to participants on a quarterly basis at a rate of 3,879 shares. In fiscal 2002, the Bank made additional principal payments on the loan to the Company, which released an additional 16,002 shares. As a result of the additional payments, the remaining shares are expected to be fully allocated by fiscal 2007. As the shares are released, compensation expense is recognized equal to the fair value of the shares. The compensation expense under the plan was approximately $580,000, $283,000 and $1.1 million for the years ended September 30, 2002, 2001 and 2000, respectively. At September 30, 2002 and 2001, the status of the ESOP shares was as follows:

	2002	2001
Allocated shares	124,618	112,909
Released shares	27,639	19,000
Unallocated and unreleased shares	66,490	98,008
Total ESOP shares	218,747	229,917

15. RECONCILIATION OF BASIC EARNINGS PER SHARE TO DILUTED EARNINGS PER SHARE

Basic earnings per share is computed using the weighted average number of common shares outstanding. The dilutive effect of potential common shares outstanding is included in diluted earnings per share. The computations of basic and diluted earnings per share are presented in the following table.

	Years Ended September 30, 2002	2001	2000
Net income	$ 4,186,045	$ 3,146,295	$ 1,126,440
Weighted average shares outstanding - basic	2,688,108	2,866,290	3,290,833
Effect of dilutive securities:			
Employee stock options	154,467	88,061	33,513
Weighted average shares outstanding - diluted	2,842,575	2,954,351	3,324,346
Earnings per share:			
Basic	$ 1.56	$ 1.10	$ 0.34
Diluted	1.47	1.07	0.34

16. DECLARATION OF $4.00 PER SHARE SPECIAL CASH DISTRIBUTION

On March 31, 2000, the Board of Directors declared a special cash distribution in the amount of $4.00 per share. The dividend was paid on September 1, 2000. The portion of the special cash distribution treated as a return of capital was considered to be a reduction in the cost basis of each share and non-taxable to shareholders. As a result of the special cash distribution, it was determined that approximately 50% of dividends paid during the quarter ended December 31, 1999 would be non-taxable to shareholders and substantially all of the dividends paid from January through September 2000 would be non-taxable.

The total special cash distribution paid on September 1, 2000 amounted to $12.8 million, of which $853,452 was paid to the ESOP and utilized to pay down debt by the ESOP and $465,520 was paid on unvested MRDP shares. The pay-down of ESOP debt and simultaneous release of additional ESOP shares and the dividends paid on unvested MRDP shares resulted in additional compensation expense of approximately $1.4 million for the year ended September 30, 2000.

17. CONTINGENCIES

The Company is a defendant in legal actions arising from normal business activities. Management, after consultation with general counsel, believes that the resolution of these actions will not have any material adverse effect on the Company's consolidated financial statements.

18. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers in the way of commitments to extend credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The Bank evaluates each customer's creditworthiness on a case-by-case basis.

On October 1, 2000, the Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and SFAS No. 138. Under SFAS No. 133, rate lock commitments given to borrowers are considered to be derivatives. The Company hedges the interest rate risk inherent in rate lock commitments with delivery commitments to sell loans that are considered to be derivatives under SFAS No. 133.

At September 30, 2002, 2001 and 2000, the Bank had commitments to originate loans of approximately $18.2 million, $11.4 million and $5.7 million, respectively. Additionally, the Bank had outstanding commitments to lend to borrowers under unused home equity lines of credit of $68.7 million, $29.4 million and $10.1 million at September 30, 2002, 2001 and 2000, respectively.

At September 30, 2002, 2001 and 2000, the Bank had commitments to sell loans on a best-efforts basis of $105.5 million, $48.8 million and $19.7 million, respectively, which includes $97.2 million, $37.8 million and $13.1 million, respectively, recorded in the financial statements as loans held-for-sale. Any unrealized loss on these commitment obligations is considered in conjunction with the Bank's lower of cost or market valuation on its loans receivable held-for-sale.

Substantially all of the Bank's loans are to borrowers located in St. Louis, Missouri and the surrounding counties.

19. FAIR VALUE OF FINANCIAL INSTRUMENTS

Estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Carrying values and estimated fair values at September 30, 2002 and 2001 are summarized as follows:

	2002		2001	
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
ASSETS:				
Cash and cash equivalents	$ 11,177,000	$ 11,177,000	$ 13,048,000	$ 13,048,000
Securities - HTM	-	-	1,737,000	1,742,000
Securities - AFS	4,877,000	4,877,000	4,225,000	4,225,000
Capital Stock of FHLB	5,840,000	5,840,000	3,960,000	3,960,000
Mortgage-backed securities - HTM	1,795,000	1,950,000	2,517,000	2,704,000
Mortgage-backed securities - AFS	5,687,000	5,686,000	8,788,000	8,788,000
Loans:				
Loans receivable held-for-sale	97,174,000	98,946,000	38,087,000	38,776,000
Loans receivable	227,581,000	232,349,000	204,115,000	208,159,000
LIABILITIES:				
Deposits	201,270,000	203,032,000	189,710,000	191,190,000
Advances from FHLB	116,800,000	119,351,000	55,000,000	57,182,000
Due to other Banks	12,549,000	12,549,000	8,477,000	8,477,000

	2002		2001	
	Contract or Notional Amount	Estimated Unrealized Gain (Loss)	Contract or Notional Amount	Estimated Unrealized Gain (Loss)
Off-balance sheet financial instruments:				
Commitments to originate and purchase first and second mortgage loans	$18,238,000	$ -	$ 11,428,000	$ -
Commitments to originate non-mortgage loans	-	-	-	-
Lines of Credit:				
Unused Lines of Credit	$68,722,000	$ -	$ 29,428,000	$ -

The following methods and assumptions were used to estimate the fair value of the financial instruments:

Cash and Cash Equivalents - The carrying amount approximates fair value.

Securities and Mortgage-backed Securities - Estimated fair values of securities and mortgage-backed securities are based on quoted market prices and prices obtained from independent pricing services. If quoted market prices are not available, fair values are estimated using quoted market prices for similar instruments.

Capital Stock of the Federal Home Loan Bank - The carrying amount approximates fair value.

Loans Receivable Held-for-Sale - The estimated fair value of loans held-for-sale is determined based upon recent historic sales premiums.

Loans Receivable - The fair value of loans receivable is estimated based on present values using applicable risk-adjusted spreads to the U. S. Treasury curve to approximate current interest rates applicable to each category of such financial instruments. No adjustment was made to the interest rates for changes in credit of performing loans for there are no known credit concerns. Management segregates loans in appropriate risk categories. Management believes that the risk factor embedded in the interest rates along with the allowance for loan losses applicable to the performing loan portfolio results in a fair valuation of such loans.

Deposits - The estimated fair value of demand deposits and savings accounts is the amount payable on demand at the reporting date. The estimated fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

Advances from Federal Home Loan Bank - The estimated fair value of advances from Federal Home Loan Bank is determined by discounting the future cash flows of existing advances using rates currently available on advances from Federal Home Loan Bank having similar characteristics.

Due To Other Banks - The carrying value approximates fair value at the reporting date.

Off-Balance Sheet Items - The estimated fair value of commitments to originate or purchase loans is based on the fees currently charged to enter into similar agreements and the difference between current levels of interest rates and the committed rates.

The fair value estimates presented herein are based on pertinent information available to management as of September 30, 2002 and 2001. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since that date. Therefore, current estimates of fair value may differ significantly from the amounts presented herein.

20. PROSPECTIVE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company does not believe that the adoption of these Statements will have a material effect on the Company's consolidated financial statements.

21. COMPREHENSIVE INCOME

The following is a summary of other comprehensive income and the related income tax effects:

	For the Year Ended September 30, 2002		
	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Unrealized gains on available-for-sale securities	$ 226,774	$ 90,987	$ 135,787
Less: reclassification adjustment for gains realized in net income	44,065	16,133	27,932
Net unrealized gains	182,709	74,854	107,855
Other comprehensive income	$ 182,709	$ 74,854	$ 107,855

	For the Year Ended September 30, 2001		
	Before-Tax Amount	Tax Expense	Net-of-Tax Amount
Unrealized gains on available-for-sale securities	$ 1,447,097	$ 516,276	$ 930,821
Less: reclassification adjustment for gains realized in net income	540,488	192,810	347,678
Net unrealized gains	906,609	323,466	583,143
Other comprehensive income	$ 906,609	$ 323,466	$ 583,143

22. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The results of operations by quarter for 2002 and 2001 were as follows:

September 30, 2002	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 4,763,850	$ 4,451,493	$ 4,314,167	$ 4,665,884
Interest expense	2,304,497	2,006,900	1,863,760	1,974,672
Net interest income	2,459,353	2,444,593	2,450,407	2,691,212
Provision for loan losses	299,651	233,197	258,813	219,519
Net interest income after loan loss provision	2,159,702	2,211,396	2,191,594	2,471,693
Non interest income	2,024,588	1,548,500	1,633,493	2,016,815
Non interest expense	2,253,862	2,413,320	2,319,585	2,667,175
Income before taxes	1,930,428	1,346,576	1,505,502	1,821,333
Income taxes	746,319	446,937	548,888	675,650
Net income	$ 1,184,109	$ 899,639	$ 956,614	$ 1,145,683
Earnings per share - basic	$ 0.43	$ 0.33	$ 0.36	$ 0.43
Earnings per share - diluted	$ 0.41	$ 0.31	$ 0.34	$ 0.41
Weighted average shares outstanding - basic	2,723,690	2,696,212	2,660,376	2,672,029
Weighted average shares outstanding - diluted	2,863,798	2,864,140	2,830,320	2,812,377

September 30, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Interest income	$ 5,039,421	$5,052,936	$5,002,201	$ 5,062,372
Interest expense	3,003,220	3,009,516	2,860,617	2,579,108
Net interest income	2,036,201	2,043,420	2,141,584	2,483,264
Provision for loan losses	89,664	190,640	193,399	278,594
Net interest income after loan loss provision	1,946,537	1,852,780	1,948,185	2,204,670
Non interest income	1,185,065	1,517,997	1,933,950	1,125,424
Non interest expense	2,269,118	2,218,052	2,119,905	2,194,792
Income before taxes	862,484	1,152,725	1,762,230	1,135,302
Income taxes	319,098	449,736	676,366	321,246
Net income	$ 543,386	$ 702,989	$1,085,864	$ 814,056
Earnings per share - basic	$ 0.18	$ 0.24	$ 0.38	$ 0.30
Earnings per share - diluted	$ 0.18	$ 0.24	$ 0.37	$ 0.28
Weighted average shares outstanding - basic	2,958,288	2,886,507	2,826,699	2,793,675
Weighted average shares outstanding - diluted	3,024,264	2,949,440	2,928,925	2,914,392

23. CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

The following table presents the condensed balance sheets, condensed statements of income and cash flows of the Company for the years ended September 30, 2002 and 2001:

Condensed Balance Sheets	2002	2001
ASSETS:		
Cash and cash equivalents	$ 200,849	$ 1,449,962
Investment in Bank	26,971,720	27,426,331
Investment and mortgage-backed securities	2,529,745	2,049,168
Intercompany loan	2,000,000	-
Other assets	1,101,274	300,238
TOTAL ASSETS	$32,803,588	$31,225,699
LIABILITIES:		
Dividends payable	$ 247,688	$ 214,790
Other liabilities	1,760	3,734
TOTAL LIABILITIES	249,448	218,524
STOCKHOLDERS' EQUITY	32,554,140	31,007,175
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$32,803,588	$31,225,699

Condensed Statements of Income	2002	2001
INTEREST INCOME	$ 47,170	$ 98,363
INTEREST EXPENSE	2,647	38,990
NET INTEREST INCOME	44,523	59,373
NONINTEREST INCOME	105,968	473,365
NONINTEREST EXPENSE	294,171	306,343
Income (loss) before income taxes and equity in earnings of Bank	(143,680)	226,395
INCOME TAX (BENEFIT) PROVISION	(26,060)	81,222
Net (loss) income before equity in earnings of Bank	(117,620)	145,173
EQUITY IN EARNINGS OF BANK	4,303,665	3,001,122
NET INCOME	$ 4,186,045	$ 3,146,295

Condensed Statements of Cash Flows	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 4,186,045	$ 3,146,295
Adjustments to reconcile net income to net cash from operating activities:		
Equity in earnings of Bank	(4,303,665)	(3,001,122)
Net change in other assets and liabilities	(851,304)	(561,451)
Realized gain on sale of investments	(44,065)	(441,290)
Net cash used in operating activities	(1,012,989)	(857,568)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Dividend upstream from Bank	5,000,000	17,500,000
Intercompany loan	(2,000,000)	-
Purchases of investments	(868,350)	(1,469,453)
Proceeds from maturities of investments	485,300	1,645,512
Principal payments on mortgage-backed securities	158,852	129,972
Net cash provided by investing activities	2,775,802	17,806,031
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayments from other borrowings	-	(12,500,000)
Payments received from loan to ESOP	315,177	197,727
Payment from subsidiary related to MRDP shares	176,227	175,463
Stock options exercised	550,564	263,654
Treasury stock purchases	(3,169,036)	(3,834,295)
Dividends paid under common stock	(884,858)	(809,525)
Net cash used in financing activities	(3,011,926)	(16,506,976)
NET(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(1,249,113)	441,487
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,449,962	1,008,475
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 200,849	$ 1,449,962

* * * * * *

COMMON STOCK INFORMATION

The common stock of the Company trades on the Nasdaq National Market under the symbol "PULB." There are approximately 1,600 stockholders of record of the Company, including brokers or other nominees.

The following table sets forth market price and dividend information for the Company's common stock for fiscal year 2002 and 2001.

Fiscal 2002	High	Low	Dividend
First Quarter	$ 17.35	$ 14.72	$ .075/per share
Second Quarter	$ 20.40	$ 15.85	$ .075/per share
Third Quarter	$ 20.02	$ 18.50	$ .09/per share
Fourth Quarter	$ 19.60	$ 17.61	$ .09/per share

Fiscal 2001	High	Low	Dividend
First Quarter	$ 10.25	$ 9.13	$ .065/per share
Second Quarter	$ 10.86	$ 9.56	$ .065/per share
Third Quarter	$ 14.30	$ 10.00	$ .075/per share
Fourth Quarter	$ 15.25	$ 13.81	$ .075/per share

The Company's ability to pay dividends does not currently depend on the Bank's ability to pay dividends to the Company. Although federal regulations limit distributions by the Bank, the Company currently has enough liquid assets to provide for several years of cash flow needs barring significant volumes of share repurchases.

The Company is subject to the requirements of Delaware law regarding the payment of dividends. Delaware law generally limits dividends to an amount equal to the excess of the net assets of the Company (the amount by which total assets exceed total liabilities) over its statutory capital or, if there is no excess, to its net profits for the current and/or immediately preceding fiscal year.

PROFILE

Pulaski Financial Corp. is the publicly traded holding company for its fast growing wholly-owned subsidiary Pulaski Bank. The primary asset of Pulaski Financial Corp. is the Bank. Management of the Company and the Bank are substantially similar.

Pulask Bank is regulated by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation. The Bank's deposits are federally insured by the FDIC under the Savings Association Insurance Fund. The Bank is a member of the Federal Home Loan Bank system.

At September 30, 2002 Pulaski Bank has grown total assets to $369 million, total deposits to $201 million, and stockholders, equity to $33 million, or 9 percent of total assets on a consolidated basis. This is a very strong ratio of stockholders, equity to total assets.

The Bank is very much a community oriented financial institution. It provides traditional financial services within the city of St. Louis, as well as St. Louis, St. Charles, Franklin and Jefferson counties. These counties comprise approximately 2,000,000 people. The Bank operates a loan production office in the Kansas City metropolitan area.

The Bank's primary business is attracting deposits from the public and using these and other funds to originate residential mortgage loans for one-to four-family residences within the Bank's lending areas. Additionally, the Bank originates both consumer loans and home equity lines of credit.

The Bank is an approved lender/servicer for the Federal Housing Administration and the Veterans Administration as well as for the Missouri Housing Development Commission, a government agency that provides home buying opportunities for lower income first time home buyers. The Bank also is an approved seller/servicer for the Government National Mortgage Association.

ANNUAL MEETING

The annual meeting of the stockholders
will be held Wednesday, January 29, 2003
at 2:00 p.m., Central Time,
at The St. Louis Art Museum *(rear entrance)*,
1 Fine Arts Boulevard,
Forest Park,
St. Louis, Missouri.

DIRECTORS



William A. Donius
Chairman, President and Chief Executive Officer



Robert A. Ebel
Chairman of the Board of Universal Printing Co.



Thomas F. Hack
Retired Chief Financial Officer



E. Douglas Britt
Retired Thrift Executive



Dr. Edward J. Howenstein
Retired Dentist



Timothy K. Reeves
President of Keenan Properties of St. Louis



EMERITUS DIRECTOR

Walter A. Donius
Chairman Emeritus

ADVISORY DIRECTOR

Stanley J. Bradshaw
Principal, Bradshaw Capital Management



SENIOR MANAGEMENT

Standing from left to right: Ramsey K. Hamadi, *Chief Financial Officer;* Jerry W. Thompson, *Senior Vice President;* Christopher K. Reichert, *Executive Vice President;* Sitting: Lisa K. Simpson, *Senior Vice President;* William A. Donius, *President and CEO;* Not pictured: Matthew A. Locke, *Senior Vice President;* Beverly M. Kelley, *Senior Vice President*

SENIOR OFFICERS

William A. Donius
Chairman, President and Chief Executive Officer

Ramsey K. Hamadi
Chief Financial Officer

Christopher K. Reichert
Executive Vice President

Beverly M. Kelley
Senior Vice President, Retail Banking

Jerry W. Thompson
Senior Vice President, Mortgage Lending

Matthew A. Locke
Senior Vice President, Kansas City Branch Manager

Lisa K. Simpson
Senior Vice President, Director of Human Resources

CORPORATE HEADQUARTERS

12300 Olive Boulevard
St. Louis, Missouri

INDEPENDENT AUDITORS

Ernst & Young LLP
St. Louis, Missouri

GENERAL COUNSEL

Kappel, Neill and Wolff LLC
St. Louis, Missouri

Armstrong Teasdale LLP
St. Louis, Missouri

SPECIAL SECURITIES COUNSEL

Muldoon Murphy & Faucette LLP
Washington, DC

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PULASKI BANK







Pulaski Financial Corp.

12300 Olive Boulevard
St. Louis, MO 63141-6434

P 314 878.2210
F 314 878.6037

www.pulaskibankstl.com